Filed Pursuant to Rule 424(b)(3)

File Number 333-201677

FANTEX, INC.

SUPPLEMENT NO. 12 TO

MARKET-MAKING PROSPECTUS DATED

MAY 26, 2015

THE DATE OF THIS SUPPLEMENT IS AUGUST 17, 2016

On August 15, 2016, Fantex, Inc. filed the attached Quarterly Report on Form 10-Q.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2016

or

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55204

FANTEX, INC.

(Exact name of registrant as specified in its charter)

Delaware	80-0884134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

330 Townsend Street, Suite 234

San Francisco, CA 94107

(Address of principal executive offices) (Zip Code)

(415) 592-5950

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Shares Outstanding at August 12, 2016
Common stock — Platform Common, $0.0001 par value	100,000,000
Common stock — Fantex Series Vernon Davis Convertible Tracking Stock, $0.0001 par value	421,100
Common stock — Fantex Series EJ Manuel Convertible Tracking Stock, $0.0001 par value	523,700
Common stock — Fantex Series Mohamed Sanu Convertible Tracking Stock, $0.0001 par value	164,300
Common stock — Fantex Series Alshon Jeffery Convertible Tracking Stock, $0.0001 par value	835,800
Common stock — Fantex Series Michael Brockers Convertible Tracking Stock, $0.0001 par value	362,200
Common stock — Fantex Series Jack Mewhort Convertible Tracking Stock, $0.0001 par value	268,100
Common stock — Fantex Series Professional Sports Convertible Tracking Stock, $0.0001 par value	4,540,433

PART I — FINANCIAL INFORMATION

ITEM 1: Financial Statements

FANTEX, INC.

CONDENSED BALANCE SHEETS

(Unaudited)

	As of
	June 30, 2016	December 31, 2015
ASSETS
Cash and Cash Equivalents	$2,143,609	$1,741,678
Receivable from Contract Parties	104,014	254,919
Prepaid Assets	—	—
Total Current Assets	2,247,623	1,996,597
Investment in Brand Contracts, at Fair Value	33,838,744	17,758,372
Other Investments, at Cost	110,800	110,800
Total Assets	$36,197,167	$19,865,769
LIABILITIES AND STOCKHOLDERS’ EQUITY
Promissory Note Due to Parent	$12,300,000	$—
Accrued Interest on Promissory Note Due to Parent	259,433	—
Management Fee Due to Parent	66,670	52,988
Total Current and Total Liabilities	12,626,103	52,988
Commitments and Contingencies
Contributed Capital
Platform Common Stock, $0.0001 par value (authorized 1,500,000,000 shares, 100,000,000 issued and outstanding)	10,000	10,000
Fantex Series Vernon Davis Convertible Tracking Stock, $0.0001 par value (authorized 421,100 shares, 421,100 issued and outstanding)	42	42
Fantex Series EJ Manuel Convertible Tracking Stock, $0.0001 par value (authorized 523,700 shares, 523,700 issued and outstanding)	52	52
Fantex Series Mohamed Sanu Convertible Tracking Stock, $0.0001 par value (authorized 164,300 shares, 164,300 issued and outstanding)	16	16
Fantex Series Alshon Jeffery Convertible Tracking Stock, $0.0001 par value (authorized 835,800 shares, 835,800 issued and outstanding)	84	84
Fantex Series Michael Brockers Convertible Tracking Stock, $0.0001 par value (authorized 362,200 shares, 362,200 issued and outstanding)	36	36
Fantex Series Jack Mewhort Convertible Tracking Stock, $0.0001 par value (authorized 268,100 shares, 268,100 issued and outstanding)	27	27
Additional Paid-in-Capital	40,525,302	37,350,007
Accumulated Deficit	(16,964,495)	(17,547,483)
Total Stockholders’ Equity	23,571,064	19,812,781
Total Liabilities and Stockholders’ Equity	$36,197,167	$19,865,769

See notes to condensed financial statements.

FANTEX, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Income (Loss) from Brand Contracts	$2,198,757	$(671,143)	$3,200,697	$866,132
Operating Expenses:
Personnel Costs	383,070	364,992	801,619	722,603
Professional Services	305,125	578,491	1,115,372	1,239,029
General and Administrative, Exclusive of Personnel Costs	157,483	163,601	441,435	369,094
Total Operating Expenses	845,678	1,107,084	2,358,426	2,330,726
Net Interest Expense	224,083	—	259,283	—
Net Income (Loss) Before Income Taxes	1,128,996	(1,778,227)	582,988	(1,464,594)
Income Taxes	—	—	—	—
Net Income (Loss)	$1,128,996	$(1,778,227)	$582,988	$(1,464,594)

Net Income (Loss) Attributable to:
Platform Common stock	$(146,008)	$(1,121,707)	$(1,531,224)	$(2,247,122)
Fantex Series Vernon Davis Convertible Tracking Stock	10,378	78,339	(98,351)	199,813
Fantex Series EJ Manuel Convertible Tracking Stock	30,168	73,517	52,592	142,234
Fantex Series Mohamed Sanu Convertible Tracking Stock	(15,058)	67,112	415,644	154,203
Fantex Series Alshon Jeffery Convertible Tracking Stock	1,036,703	(1,486,379)	1,301,481	(324,613)
Fantex Series Michael Brockers Convertible Tracking Stock	104,211	610,891	209,277	610,891
Fantex Series Jack Mewhort Convertible Tracking Stock	108,602	—	233,569	—
Net Income (Loss)	$1,128,996	$(1,778,227)	$582,988	$(1,464,594)

Net Income (Loss) Per Share Attributable to:
Platform Common Stock:
Basic and Diluted (weighted average shares — 100,000,000)	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Fantex Series Vernon Davis Convertible Tracking Stock
Basic and Diluted (weighted average shares — 421,100)	$0.02	$0.19	$(0.23)	$0.47
Fantex Series EJ Manuel Convertible Tracking Stock
Basic and Diluted (weighted average shares — 523,700)	$0.06	$0.14	$0.10	$0.27
Fantex Series Mohamed Sanu Convertible Tracking Stock
Basic and Diluted (weighted average shares — 164,300)	$(0.09)	$0.41	$2.53	$0.94
Fantex Series Alshon Jeffery Convertible Tracking Stock
Basic and Diluted (weighted average shares — 835,800)	$1.24	$(1.78)	$1.56	$(0.39)
Fantex Series Michael Brockers Convertible Tracking Stock
Basic and Diluted (weighted average shares — 362,200)	$0.29	$1.69	$0.58	$1.69
Fantex Series Jack Mewhort Convertible Tracking Stock
Basic and Diluted (weighted average shares — 268,100)	$0.41	$—	$0.87	$—

Cash Dividends declared per share:
Fantex Series Vernon Davis Convertible Tracking Stock	$—	$0.50	$—	$0.50
Fantex Series Mohamed Sanu Convertible Tracking Stock	$—	$0.20	$—	$0.20

See notes to condensed financial statements.

FANTEX, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Platform Common		Tracking		Additional		Total
	Stock		Stocks		Paid-in-	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2014	100,000,000	$10,000	1,109,100	$110	$19,470,244	$(11,301,139)	$8,179,215
Contributions from Parent	—	—	—	—	2,262,511	—	2,262,511
Proceeds from offering of Fantex Series Alshon Jeffery Convertible Tracking Stock	—	—	835,800	84	7,940,016	—	7,940,100
Proceeds from offering of Fantex Series Michael Brockers Convertible Tracking Stock	—	—	362,200	36	3,440,864	—	3,440,900
Dividend paid, Fantex Series Vernon Davis Convertible Tracking Stock	—	—	—	—	—	(210,550)	(210,550)
Dividend paid, Fantex Series Mohamed Sanu Convertible Tracking Stock	—	—	—	—	—	(32,860)	(32,860)
Net Income	—	—	—	—	—	(1,464,594)	(1,464,594)
Balance at June 30, 2015	100,000,000	$10,000	2,307,100	$230	$33,113,635	$(13,009,143)	$20,114,722
Contributions from Parent	—	—	—	—	1,716,259	—	1,716,259
Proceeds from offering of Fantex Series Jack Mewhort Convertible Tracking Stock	—	—	268,100	27	2,520,113	—	2,520,140
Net Loss	—	—	—	—	—	(4,538,340)	(4,538,340)
Balance at December 31, 2015	100,000,000	$10,000	2,575,200	$257	$37,350,007	$(17,547,483)	$19,812,781
Contributions from Parent	—	—	—	—	3,175,295	—	3,175,295
Net Income	—	—	—	—	—	582,988	582,988
Balance at June 30, 2016	100,000,000	$10,000	2,575,200	$257	$40,525,302	$(16,964,495)	$23,571,064

See notes to condensed financial statements.

FANTEX, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2016	2015
Operating Activities:
Net Income (Loss)	$582,988	$(1,464,594)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Income from Brand Contracts	(3,200,697)	(866,132)
Expenses Contributed From Parent	2,290,065	2,262,511
Interest Expense on Promissory Note Due to Parent	259,433	—
Changes in:
Prepaid Assets	—	44,278
Management Fee Due to Parent	13,682	(67,113)
Purchase of Brand Contracts	(14,062,166)	(11,380,000)
Cash Receipts from Brand Contracts	1,333,396	385,690
Net cash used in operating activities	$(12,783,299)	$(11,085,360)
Investing Activities:
Purchase of Other Investments	—	(110,800)
Net cash used in investing activities	$—	$(110,800)
Financing Activities:
Proceeds From Promissory Note Due to Parent	12,300,000	—
Contributed Capital	885,230	—
Proceeds from Fantex Series Alshon Jeffery Convertible Tracking Stock Offering (net of $417,900 underwriting fees)	—	7,940,100
Proceeds from Fantex Series Michael Brockers Convertible Tracking Stock Offering (net of $181,100 underwriting fees)	—	3,440,900
Dividends Paid	—	(210,550)
Net cash provided from financing activities	$13,185,230	$11,170,450
Net Cash Increase for Period	401,931	(25,710)
Cash and Cash Equivalents at Beginning of Period	1,741,678	929,440
Cash and Cash Equivalents at End of Period	$2,143,609	$903,730
Cash Paid for Interest	$—	$—
Cash Paid for Taxes	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$2,290,065	$2,262,511

See notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. BUSINESS

Nature of Operations—Fantex, Inc. (the “Company” or “Fantex”) was incorporated in Delaware in September 2012 and is a subsidiary of Fantex Holdings, Inc. (the “Parent”). Fantex has substantially relied on the Parent to date to conduct its operations.

Fantex is a company whose focus is on acquiring minority interests in the future income of professional athletes (together with affiliated entities, the “Contract Party,” and collectively, the “Contract Parties”) and assisting such individuals in growing these income streams. The business operates in a single segment and focuses its business on three core areas:

•                  targeting, evaluating and accessing athletes with the potential to generate significant income (which is referred to as “brand income”);

•                  acquiring minority interests in such brand income (which is referred to as “Acquired Brand Income” or “ABI”); and

•                  assisting athletes who have entered into brand contracts with the Company to increase the potential value of their future brand income, primarily through mentoring and network/audience development.

The Company currently relies on the Parent for management and operational capabilities. The Company will continue to rely on the Parent to conduct its operations until such time as the Company’s income and cash flows are sufficient to finance operations.

The Company operates under a management agreement with the Parent, pursuant to which Parent provides Fantex with management and administrative services, including providing and compensating the Company’s executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. The Company will begin to assume direct management and administrative responsibilities at such time in the future as the actual cost of these services is less than the service fee to the Parent. See Note 3, “Related Party Transactions” for further discussion.

All expenses except for the management fee incurred for the three and six months ended June 30, 2016 and 2015 were paid by the Parent and allocated to Fantex based on the expenses incurred by Fantex in its operations. The allocations were based on the time spent by employees of the Parent on activities of Fantex and direct expenses incurred for the operations of Fantex. The expense allocations have been determined on the basis that Fantex and the Parent considered to be reasonable reflections of the utilization of services provided or the benefit received by Fantex. Management believes that the expenses allocated to Fantex are representative of the operating expenses it would have incurred had Fantex been operating on a stand-alone basis.

Certain Significant Risks and Uncertainties— The Company is an early stage company and as such has not yet been able to demonstrate the long term viability of its business model. The Company can be affected by a variety of factors. Management of the Company believes that the following areas represent some of the more significant risks that could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows:

•                  The Company has incurred significant losses since its inception and anticipates that it will continue to incur losses in the foreseeable future.

•                  The Company has a limited operating history which may make it difficult for investors to evaluate the success of its business to date and to assess its future viability.

•                  The Company will need to obtain additional funding to acquire additional brands and the Company may also need additional funding to continue operations. There is no certainty the Company will be able to raise such additional funding.

•                  The Company’s principal source of cash flows for the foreseeable future will be derived from brand contracts, and with respect to brand contracts:

•                  the Company has limited experience managing brand contracts and limited historical performance data about its brand contracts;

•                  the Company does not have any rights to require the Contract Party to take any actions to attract, maintain or otherwise generate brand income;

•                  brand income may decrease due to factors outside the control of the Contract Party, such as a decline in relative performance, injury, illness, medical condition or death of the Contract Party, or due to other factors such as public scandal or other reputational harm to the Contract Party;

•                  the valuation of the Company’s brand contracts and expected ABI requires the Company to make material assumptions that may ultimately prove to be incorrect;

•                  changes in government policy, legislation or regulatory interpretations could cause our business operations or offerings of tracking stocks to become subject to additional regulatory or legal requirements that may adversely affect our business operations and ability to offer additional tracking stocks; and

•                  the leagues, team owners, players associations, endorsement partners, elected officials or others may take actions that could restrict the Company’s ability or make it more costly for the Company to enter into future brand contracts.

•                  The Company is dependent on the continued ability of the Parent to support operations until such time as the Company is capable of supporting its own operations.

Recent Accounting Pronouncements— In August 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40); Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This update requires management of the Company to evaluate whether there is substantial doubt about the Company’s ability to continue as a going concern. This update is effective for the annual period ending after December 15, 2016, and for the annual and interim periods thereafter. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-15 on the financial statements. Upon adoption, this standard may affect disclosures but would not affect the Company’s balance sheet, statement of operations, or statement of cash flows.

Basis of Presentation— The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the entire year. In the opinion of management, all adjustments necessary for a fair presentation of Fantex’s condensed financial statements have been included and are of a normal recurring nature.

Use of Estimates— The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. On an ongoing basis, management will evaluate these estimates, including those related to fair values of brand contracts, income taxes, and contingent liabilities, among others. Estimates will be based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates.

2. TRACKING STOCKS

As of June 30, 2016, the Company had the following tracking stocks outstanding:

Contract Party	Effective Date of Brand Contract	Tracking Stock Related to the Brand Contract
Vernon Davis	October 30, 2013	Fantex Series Vernon Davis
EJ Manuel	February 14, 2014	Fantex Series EJ Manuel
Mohamed Sanu	May 14, 2014	Fantex Series Mohamed Sanu
Alshon Jeffery	September 18, 2014	Fantex Series Alshon Jeffery
Michael Brockers	January 9, 2015	Fantex Series Michael Brockers
Jack Mewhort	March 26, 2015	Fantex Series Jack Mewhort

A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group”, and in the Company’s case, the economic performance of the related brand contract, rather than the economic performance of the company as a whole. While the tracking stocks have separate collections of assets and liabilities attributed to them, no brand contract is a separate legal entity and therefore no brand contract can own assets, issue securities or enter into legally binding agreements.

Holders of tracking stocks have no direct claim to the attributed net assets of the tracking stock and are not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of Fantex, with a single board of directors and subject to all of the risks and liabilities of Fantex.

3. RELATED PARTY TRANSACTIONS

The Company will continue to rely on the Parent to conduct its operations until such time as the Company’s cash flows are sufficient to finance its operations. The Company operates under a management agreement with the Parent, pursuant to which the Parent provides Fantex with management and administrative services, including providing and compensating the Company’s executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. The Company will begin to assume direct management and administrative responsibilities at such time in the future as the actual cost of these services is less than the service fee to the Parent, which is not anticipated to occur until the Company begins to generate significant cash flows from multiple brand contracts.

Under the terms of the management agreement as in effect during the period ended June 30, 2016, the Company has agreed to pay the Parent 5% of the amount of the gross cash received by the Company, if any, pursuant to the brand contracts during any quarterly period as remuneration for the services provided. The amount of gross cash received used to calculate this 5% fee will include any portion allocated to a reduction of the carrying value on the financial statements but shall not take into account the changes in fair value of the brand contracts. As such, the service fee under the management agreement will be determined based on the total amount of actual cash received under the brand contracts in a given quarterly period prior to any adjustments for fair value and without regard to the expected cash receipts in such quarter as reflected in the financial statements for that quarter. To the extent the Company receives no cash for any period then the Company would not owe any fee for any services provided during that period. The Company may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of its cash receipts upon which the service fee is calculated, in light of the services being provided by the Parent at the time and the cost of those services. On July 22, 2016, the Company and Parent amended the management agreement to provide that the Company will not pay any remuneration to the Parent in respect of gross cash received by the Company pursuant to the 14 brand contracts linked to its Fantex Series Professional Sports Convertible Tracking Stock.

The Company incurred management fee expenses pursuant to the management agreement of $46,046 and $9,058 for the three months ended June 30, 2016 and 2015, respectively, and $66,670 and $19,283 for the six months ended June 30, 2016 and 2015, respectively. The management fee is included in the total expenses of

$845,678 and $1,107,084 for the three months ended June 30, 2016 and 2015 and $2,358,426 and $2,330,726, for the six months ended June 30, 2016 and 2015, respectively. The management fee represents a cash payment in lieu of an allocation from the Parent for the expenses to operate the Company.

All expenses (except the management fee expense incurred for the three and six months ended June 30, 2016 and 2015) were paid by the Parent and allocated to Fantex based on the time spent by employees of the Parent on activities of Fantex, the number of full time equivalent employees performing Fantex activities and direct expenses incurred for the operations of Fantex. The expense allocations have been determined on the basis that Fantex and the Parent considered to be reasonable reflections of the utilization of services provided or the benefit received by Fantex and the methodology and assumptions made in the allocations have been consistently applied and are comparable in the periods presented. Management believes that the expenses allocated from the Parent to Fantex, together with the management fee payable by the Company to the Parent under the management agreement, are representative of the operating expenses Fantex would have incurred had it been operated on a stand-alone basis.

During the three months ended June 30, 2016 and 2015, the Parent incurred and allocated to the Company $799,080 and $1,095,020, respectively, and $2,290,065 and $2,262,511 for the six months ended June 30, 2016 and 2015, respectively, of expenses directly related to the operations of Fantex. The Company converted to capital all of the amounts that were allocated by the Parent to the Company for the three and six months ended June 30, 2016 and 2015. Additionally, the Parent made cash contributions of $885,230 to capital for three and six months ended June 30, 2016.

In 2013, the five independent directors of the Company were granted an aggregate of 100,000 non-qualified options under the Fantex Holdings, Inc. 2012 Equity Incentive Plan. These options were granted with an exercise price equal to the fair market value of the Parent’s common stock at the date of grant and have a 10-year contractual term. The stock options vest ratably over a four-year period. The fair market value of stock options is estimated using the Black-Scholes valuation model and the Company used the following methods to determine its underlying assumptions: expected volatilities are based on the historical volatilities of the daily closing price of the public common stock of companies believed comparable to the Parent; the expected term of options granted is based on the simplified method of using the mid-point between the vesting term and the original contractual term and/or average time outstanding method; the risk-free interest rate is based on the U.S. Treasury daily yield curve on the date of grant; and the expected dividend yield is based on the current dividend trend. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company was allocated from the Parent $6,026 and $12,052 of stock compensation for the three and six months ended June 30, 2016, respectively, and $6,026 and $12,230, respectively, for the three and six months ended June 30, 2015. The key assumptions used by the Parent in the valuation model to value the stock option grants were:

	Three and Six Months Ended June 30,
	2016	2015
Expected Term:	6.02 years	6.02 years
Risk Free Rate:	1.75%	1.75%
Weighted Average Volatility:	65.50%	65.50%
Expected Forfeiture Rate:	15.00%	35.00%
Expected Dividend Rate:	0%	0%

The fair value of the options as computed under the Black-Scholes valuation model was calculated to be $0.967 per share. As of June 30, 2016 there are 26,352 shares and $25,482 of compensation expense to be expensed over the remaining 1 year vesting period.

Certain offering expenses have been paid by the Parent relating to securities offerings, and those costs will remain the liability of the Parent. The Parent will not seek to recapture these expenses from the Company. The following table summarizes the related party transactions involving the initial public offerings completed since

January 1, 2014 until June 30, 2016 which were underwritten by the Company’s affiliated broker-dealer, Fantex Brokerage Services, LLC.

		Parent’s Purchase		Directors’ Purchase
Tracking Stock	Shares	Shares	Amount	Shares(1)	Amount
Fantex Series Vernon Davis	421,100	102,454	$1,024,540	—	$—
Fantex Series EJ Manuel	523,700	250,000	$2,500,000	27,934	$279,340
Fantex Series Mohamed Sanu	164,300	78,000	$780,000	10,365	$103,650
Fantex Series Alshon Jeffery	835,800	400,000	$4,000,000	203,994	$2,039,940
Fantex Series Michael Brockers	362,200	162,993	$1,629,930	92,900	$929,000
Fantex Series Jack Mewhort	268,100	124,014	$1,240,140	69,520	$695,200

(1)         Includes 34,414 shares of Fantex Series Alshon Jeffery, 18,000 shares of Fantex Series Michael Brockers and 13,400 shares of Fantex Series Jack Mewhort purchased by Lily Beirne, the spouse of David Beirne, the Chairman of our Parent’s Board of Directors.

4. INVESTMENT IN BRAND CONTRACTS, AT FAIR VALUE

Brand contracts, at fair value, are initially valued at the transaction price. As of June 30, 2016, the Company’s brand contracts are considered Level 3 investments because there are no reliable observable market prices for these investments. The Company employs discounted cash flow valuation models that depend on several observable and unobservable pricing inputs and assumptions in determining fair value for Level 3 investments, including: the risk free cost of capital, length of playing career, length of post career, future rates of inflation in salaries and endorsement contracts, and projections of amounts that may be realized through future playing and endorsement contracts. These unobservable pricing inputs and assumptions may differ by brand contract and in the application of the Company’s valuation methodologies. The reported fair value estimates could vary materially if the Company had chosen to incorporate different unobservable pricing inputs or other assumptions for applicable investments.

The Company generally considers three categories of potential brand income:

•                  Category A—Potential brand income related to the portions of existing contracts that have a higher degree of certainty of payment, such as brand income that is very near-term or that is guaranteed under existing included contracts.

•                  Category B—Potential brand income related to the portions of existing contracts that have a lesser degree of certainty of payment, such as brand income that is payable pursuant to existing included contracts but that depends on longer-term continued satisfactory performance of the Contract Party.

•                  Category C—Potential brand income related to anticipated future contracts or non-contracted earnings, such as future endorsements, playing contracts, tour earnings and/or additional brand income generated from coaching, broadcasting or the like.

As of June 30, 2016 the Company had 18 brand contracts that are generating income and subject to fair value measurement. The following describes the valuation methodology and significant unobservable inputs used for these brand contracts that is categorized within Level 3 of the fair value hierarchy at June 30, 2016 and 2015.

Discount Rates

In determining the fair value of the Company’s brand contracts as of June 30, 2016 and 2015, the Company used discount rates ranging from 4.5% to 25.0%, which the Company believes adequately address the uncertainty inherent in its estimates.

Career Length

To determine a Contract Party’s expected career length for the brand contracts, the Company’s valuation professionals used proprietary valuation models. For athletes in the National Football League (“NFL”) or Major League Baseball (“MLB”), the Company’s valuation professionals, using statistical analysis determined a set of players that were comparable in caliber to the Contract Party and, based on the career lengths of the players in the data set, arrived at an estimated career length for the Contract Party.

Player Contract Values

In estimating the value of the future player contracts for Contract Parties in the NFL or MLB, the Company reviewed the contracts for players in the professional sport, retired or active, who are of similar caliber to the applicable Contract Party, who have entered into contracts in a similar era, and who are or were at similar ages and stages in their careers at which the applicable Contract Party is expected to enter into additional player contracts. The values of such contracts are adjusted for inflation to better predict the contract values of any future player contracts.

Professional Golf Cash Flows

Due to the tournament structure of professional golf, the Company reviewed yearly earnings for retured and active professional golfers that are or were at similar ages and stages in their careers in order to forecast the amount and timing of future cash flows for the Contract Party.

Level 3 Assets

The Investments in Brand Contracts at fair value was determined to be $33,838,744 as of June 30, 2016.

The following tables present additional data about our Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of the contract within the Level 3 category. As a result, unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in the fair value that were attributable to both observable and unobservable inputs. Changes in Level 3 assets measured at fair value for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three Months Ended June 30, 2016
Brand Contract	Balance April 1, 2016	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2016
Vernon Davis Brand Contract	$840,489	$—	$—	$(9,593)	$21,739	$(57,590)	$795,045
EJ Manuel Brand Contract	970,282	—	(1,750)	1,440	30,646	(2,337)	998,281
Mohamed Sanu Brand Contract	1,687,248	—	—	793	39,248	(2,000)	1,725,289
Alshon Jeffery Brand Contract	8,063,230	—	—	98,643	993,887	(3,314)	9,152,446
Michael Brockers Brand Contract	3,235,631	—	(266)	(1,207)	111,774	—	3,345,932
Jack Mewhort Brand Contract	3,201,786	—	—	(1,170)	117,736	—	3,318,352
Andrew Heaney Brand Contract	3,383,410	—	—	(1,294)	(67,893)	(25,046)	3,289,177
Collin McHugh Brand Contract	—	197,935	—	(171)	31,549	(1,298)	228,015
Jonathan Schoop Brand Contract	—	245,500	—	(106)	41,231	(1,331)	285,294
Yangervis Solarte Brand Contract	—	157,731	—	(1,950)	20,695	(1,422)	175,054
Maikel Franco Brand Contract	—	217,500	—	(186)	33,342	(1,255)	249,401
Tyler Duffey Brand Contract	—	111,500	—	(209)	17,614	(1,228)	127,677
Scott Langley Brand Contract	—	153,000	—	(2,585)	8,059	(4,286)	154,188
Ryan Shazier Brand Contract	—	3,110,000	(97,782)	6,599	301,699	—	3,320,516
Allen Robinson Brand Contract	—	230,000	—	(55)	34,588	(95)	264,438
Terrance Williams Brand Contract	—	3,060,000	(84,079)	3,535	106,644	—	3,086,100
Kendall Wright Brand Contract	—	3,125,000	(177,002)	1,667	257,657	—	3,207,322
Kelly Kraft Brand Contract	—	114,000	—	(2,556)	6,947	(2,174)	116,217
Total Brand Contracts	$21,382,076	$10,722,166	$(360,879)	$91,595	$2,107,162	$(103,376)	$33,838,744

	Six Months Ended June 30, 2016
Brand Contract	Balance December 31, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2016
Vernon Davis Brand Contract	$1,036,757	$—	$(97,587)	$14,822	$(101,357)	$(57,590)	$795,045
EJ Manuel Brand Contract	950,303	—	(10,083)	70	60,328	(2,337)	998,281
Mohamed Sanu Brand Contract	1,750,146	—	(519,525)	11,328	485,340	(2,000)	1,725,289
Alshon Jeffery Brand Contract	7,789,801	—	(18,788)	94,646	1,290,101	(3,314)	9,152,446
Michael Brockers Brand Contract	3,138,539	—	(16,952)	4,573	219,772	—	3,345,932
Jack Mewhort Brand Contract	3,092,826	—	(23,860)	18,094	231,292	—	3,318,352
Andrew Heaney Brand Contract	—	3,340,000	(33,459)	4,191	3,491	(25,046)	3,289,177
Collin McHugh Brand Contract	—	197,935	—	(171)	31,549	(1,298)	228,015
Jonathan Schoop Brand Contract	—	245,500	—	(106)	41,231	(1,331)	285,294
Yangervis Solarte Brand Contract	—	157,731	—	(1,950)	20,695	(1,422)	175,054
Maikel Franco Brand Contract	—	217,500	—	(186)	33,342	(1,255)	249,401
Tyler Duffey Brand Contract	—	111,500	—	(209)	17,614	(1,228)	127,677
Scott Langley Brand Contract	—	153,000	—	(2,585)	8,059	(4,286)	154,188
Ryan Shazier Brand Contract	—	3,110,000	(97,782)	6,599	301,699	—	3,320,516
Allen Robinson Brand Contract	—	230,000	—	(55)	34,588	(95)	264,438
Terrance Williams Brand Contract	—	3,060,000	(84,079)	3,535	106,644	—	3,086,100
Kendall Wright Brand Contract	—	3,125,000	(177,002)	1,667	257,657	—	3,207,322
Kelly Kraft Brand Contract	—	114,000	—	(2,556)	6,947	(2,174)	116,217
Total Brand Contracts	$17,758,372	$14,062,166	$(1,079,117)	$151,707	$3,048,992	$(103,376)	$33,838,744

	Three Months Ended June 30, 2015
Brand Contract	Balance April 1, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain	Receivable from Contract Party	Balance June 30, 2015
Vernon Davis Brand Contract	$2,685,705	$—	$—	$10,204	$78,531	$(44,383)	$2,730,057
EJ Manuel Brand Contract	2,653,430	—	(3,750)	(1,122)	78,922	—	2,727,480
Mohamed Sanu Brand Contract	2,082,321	—	—	(1,250)	75,197	—	2,156,268
Alshon Jeffery Brand Contract	9,039,446	—	—	(1,336)	(1,561,677)	(9,395)	7,467,038
Michael Brockers Brand Contract	—	3,440,000	(84,891)	(3,856)	656,237	—	4,007,490
Total Brand Contracts	$16,460,902	$3,440,000	$(88,641)	$2,640	$(672,790)	$(53,778)	$19,088,333

	Six Months Ended June 30, 2015
Brand Contract	Balance December 31, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain	Receivable from Contract Party	Balance June 30, 2015
Vernon Davis Brand Contract	$2,626,332	$—	$(73,638)	$69,191	$152,555	$(44,383)	$2,730,057
EJ Manuel Brand Contract	2,582,389	—	(6,378)	(3,324)	154,793	—	2,727,480
Mohamed Sanu Brand Contract	2,012,461	—	(23,364)	20,903	146,268	—	2,156,268
Alshon Jeffery Brand Contract	—	7,940,000	(136,932)	1,569	(328,204)	(9,395)	7,467,038
Michael Brockers Brand Contract	—	3,440,000	(84,891)	(3,856)	656,237	—	4,007,490
Total Brand Contracts	$7,221,182	$11,380,000	$(325,203)	$84,483	$781,649	$(53,778)	$19,088,333

The Company recognizes gains and losses under the following circumstances:

•                  Realized gains result from the collection of cash in the current period.

•                  Realized losses result from cash that was previously expected to be received that is no longer expected to be received.

•                  Unrealized gains are primarily a result of the passage of time bringing future cash flows closer to the present or a result of increases in the estimated amount of future cash flows.

•                  Unrealized losses are primarily a result of changes in the timing of estimated cash flows from one period to a subsequent period or decreases in the estimated amounts of future cash flows.

Balances in the “Receivable from Contract Party” column represent amounts paid to the Contract Party but which have not yet been remitted to the Company under the applicable brand contract. Such amounts are shown on the Condensed Balance Sheets and in the table above as “Receivable from Contract Parties”. Once collected by the Company, these amounts are shown in the “Payments on Brand Contracts” column in the tables above.

The below table summarizes the brand contracts purchased during the three and six months ended June 30, 2016 and ABI paid to the Company from the ABI effective date through June 30, 2016.

Contract Party	Purchase Date	Purchase Price of the Brand Contract		ABI Effective Date	ABI Paid to the Company
Andrew Heaney	February 12, 2016	$3,440,000		January 1, 2015	$33,459
Kendall Wright	April 28, 2016	$3,125,000		December 1, 2014	$177,002
Terrance Williams	April 28, 2016	$3,060,000		February 1, 2015	$84,079
Ryan Shazier	April 28, 2016	$3,110,000		September 1, 2015	$97,782
Collin McHugh	April 4, 2016	$197,935	(1)	April 1, 2016	$—
Jonathan Schoop	April 6, 2016	$245,500	(1)	January 1, 2016	$—
Kelly Kraft	May 20, 2016	$114,000	(1)	March 1, 2016	$—
Yangervis Solarte	April 19, 2016	$157,731	(1)	April 1, 2016	$—
Maikel Franco	April 20, 2016	$217,500	(1)	April 1, 2016	$—
Allen Robinson	May 6, 2016	$230,000	(1)	February 15, 2016	$—
Tyler Duffey	April 25, 2016	$111,500	(1)	February 1, 2016	$—
Scott Langley	April 27, 2016	$153,000	(1)	October 25, 2016	$—

(1)         Represents the amounts paid by the Company for 5% of the contracted purchase price as defined under the respective brand contracts.  The brand contracts were fully consummated in July, 2016 by the Company. See Note 10, “Subsequent Events” for further details.

The significant unobservable inputs used in the fair value measurement of the Company’s brand contracts are discount rates, career length, comparable NFL contract values, and comparable MLB and professional golf annual cash flows. The following table summarizes the general effects of changes in these inputs on the fair value of the brand contact and the range and weighted average of the inputs:

Increase In:	Effect on Brand Contract Fair Value	Decrease In:	Effect on Brand Contract Fair Value	Range of Inputs	Weighted Average of Inputs
Discount Rate	Decrease	Discount Rate	Increase	4.5% - 25%	15.2%
Career Length	Increase	Career Length	Decrease	3 - 38 years	10.5 years
Comparable NFL Player Contracts	Increase	Comparable NFL Player Contracts	Decrease	$0.4 million - $97.6 million	$25.5 million
Comparable MLB Annual Cash Flows	Increase	Comparable MLB Annual Cash Flows	Decrease	$0.3 million - $30 million	$6.6 million
Comparable Golf Annual Cash Flows	Increase	Comparable Golf Annual Cash Flows	Decrease	$0.002 million - $22.9 million	$1.6 million

5. INCOME TAXES

For the three and six months ended June 30, 2016 and 2015, no income tax expense or benefit was recognized.

Deferred tax assets consisted of the following:

	June 30, 2016	December 31, 2015
Deferred tax assets:
Net unrealized gain / (loss) on investment in brand contracts	$(384,242)	678,000
Net operating loss carryforward	7,366,146	$6,320,000
Valuation allowance	(6,981,904)	(6,998,000)
Total deferred tax assets	$—	$—

Because of the Company’s limited operating history and cumulative loss, management believes it is more likely than not that the remaining deferred tax asset will not be realized. Therefore, the Company provided a full valuation allowance of $6,982,000 and $6,998,000 against the deferred tax asset as of June 30, 2016 and December 31, 2015, respectively. The federal statutory income tax rate of 35% is offset by the valuation allowance to reconcile to the effective income tax rate of 0%.

As of June 30, 2016 the Company has federal and state income tax net operating loss carryforwards of $5,981,000 and $1,385,000, respectively, which will expire at various dates from 2032 through 2036. Such net operating loss carryforwards will expire as follows:

2032	$460,000
2033	1,182,000
2034	1,767,000
2035	2,911,000
2036	1,046,000
Total	$7,366,000

The Company adopted a policy to classify accrued interest and penalties as part of the accrued liability for uncertain tax positions, if any, in the provision for income taxes. No accrued interest or penalties were recorded as of June 30, 2016 or December 31, 2015. The Company does not anticipate any significant changes to the unrecognized tax benefits within 12 months of this reporting date.

The Company files income tax returns in federal and state jurisdictions. At June 30, 2016 and December 31, 2015, all tax years were open and may be subject to potential examination in one or more jurisdictions. There are no ongoing examinations by taxing authorities at this time.

6. EARNINGS PER SHARE

Income (Loss) per share—The Company computes net income (loss) per share of its platform common stock and tracking stocks using the two-class method in the financial statements. Basic income (loss) per share (“Basic EPS”) excludes dilution and is computed by dividing net loss by the weighted average number of shares outstanding for the period. The Company has no potentially dilutive common share options or unvested restricted common shares.

As of June 30, 2016, the Company’s capital structure consists of seven series of common stocks as listed on the Company’s Condensed Balance Sheets in this Quarterly Report on Form 10-Q.  In accordance with the Company’s management and attribution policies, the Company attributes assets, liabilities, income and expenses to its tracking stocks to reflect or “track” the economic performance of the associated brand contract, as defined below. Accordingly, the Company attributed 95% of the ABI from the brand contracts to the associated tracking stock and expenses directly attributable to those tracking stocks, such as promotional and marketing-related expenses. The Company also assigns a share of its general liabilities and expenses, such as the management fee from our Parent, to the tracking stocks. See Note 2 for additional discussion of tracking stocks.

The following tables show the calculation of net income (loss) for the platform common stock and the six tracking stocks for the three and six months ended June 30, 2016 and 2015:

	For the Three Months Ended June 30, 2016
	Attributed	Attributed Operating Expenses
	Income (Loss) from Brand Contracts(1)	Direct Expenses	Management Fees(2)	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$865,021	991,681	19,348	$1,011,029	$(146,008)
Fantex Series Vernon Davis Convertible Tracking Stock	11,539	633	528	1,161	10,378
Fantex Series EJ Manuel Convertible Tracking Stock	30,482	171	143	314	30,168
Fantex Series Mohamed Sanu Convertible Tracking Stock	38,039	28,962	24,135	53,097	(15,058)
Fantex Series Alshon Jeffery Convertible Tracking Stock	1,037,899	652	544	1,196	1,036,703
Fantex Series Michael Brockers Convertible Tracking Stock	105,039	451	377	828	104,211
Fantex Series Jack Mewhort Convertible Tracking Stock	110,738	1,165	971	2,136	108,602
Total	$2,198,757	$1,023,715	$46,046	$1,069,761	$1,128,996

	For the Six Months Ended June 30, 2016
	Attributed	Attributed Operating Expenses
	Income (Loss) from Brand Contracts(1)	Direct Expenses	Management Fees(2)	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$988,144	2,497,399	21,969	$2,519,368	$(1,531,224)
Fantex Series Vernon Davis Convertible Tracking Stock	(82,209)	8,805	7,337	16,142	(98,351)
Fantex Series EJ Manuel Convertible Tracking Stock	57,378	2,610	2,176	4,786	52,592
Fantex Series Mohamed Sanu Convertible Tracking Stock	471,835	30,650	25,541	56,191	415,644
Fantex Series Alshon Jeffery Convertible Tracking Stock	1,315,504	7,649	6,374	14,023	1,301,481
Fantex Series Michael Brockers Convertible Tracking Stock	213,128	2,100	1,751	3,851	209,277
Fantex Series Jack Mewhort Convertible Tracking Stock	236,917	1,826	1,522	3,348	233,569
Total	$3,200,697	$2,551,039	$66,670	$2,617,709	$582,988

	For the Three Months Ended June 30, 2015
	Attributed	Attributed Operating Expenses
	Income from Brand Contracts(1)	Direct Expenses	Management Fees(2)	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$(33,557)	$1,096,756	$(8,606)	$1,088,150	$(1,121,707)
Fantex Series Vernon Davis Convertible Tracking Stock	84,298	3,249	2,710	5,959	78,339
Fantex Series EJ Manuel Convertible Tracking Stock	73,910	215	178	393	73,517
Fantex Series Mohamed Sanu Convertible Tracking Stock	69,306	1,197	997	2,194	67,112
Fantex Series Alshon Jeffery Convertible Tracking Stock	(1,484,863)	827	689	1,516	(1,486,379)
Fantex Series Michael Brockers Convertible Tracking Stock	619,763	4,840	4,032	8,872	610,891
Total	$(671,143)	$1,107,084	$—	$1,107,084	$(1,778,227)

	For the Six Months Ended June 30, 2015
	Attributed	Attributed Operating Expenses
	Income from Brand Contracts(1)	Direct Expenses	Management Fees(2)	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$43,306	$2,289,465	$963	$2,290,428	$(2,247,122)
Fantex Series Vernon Davis Convertible Tracking Stock	210,659	5,916	4,930	10,846	199,813
Fantex Series EJ Manuel Convertible Tracking Stock	143,896	907	755	1,662	142,234
Fantex Series Mohamed Sanu Convertible Tracking Stock	158,812	2,510	2,099	4,609	154,203
Fantex Series Alshon Jeffery Convertible Tracking Stock	(310,304)	7,805	6,504	14,309	(324,613)
Fantex Series Michael Brockers Convertible Tracking Stock	619,763	4,840	4,032	8,872	610,891
Total	$866,132	$2,311,443	$19,283	$2,330,726	$(1,464,594)

(1)         In accordance with the Company’s management and attribution policies, 5% of the income from each brand contract is attributed to the Platform Common Stock with the remaining 95% attributed to the associated tracking stock.

(2)         Pursuant to the Company’s management agreement with its Parent as in effect during the three and six months ended June 30, 2016 and 2016, the management fee is calculated as 5% of the cash receipts from the brand contracts during the relevant periods.

During the three and six months ended June 30, 2016, the Company collected cash pursuant to the brand contracts and attributed the management fee as follows:

		Management Fee (5%)
Brand Contract	Cash Receipt	Tracking Stock (95%)	Platform Common (5%)	Total
Vernon Davis Brand Contract	$11,114	$528	$28	$556
EJ Manuel Brand Contract	3,002	143	8	151
Mohamed Sanu Brand Contract	508,102	24,135	1,269	25,404
Alshon Jeffery Brand Contract	11,445	544	29	573
Michael Brockers Brand Contract	7,927	377	20	397
Jack Mewhort Brand Contract	20,434	971	51	1,022
Andrew Heaney Brand Contract	—	—	—	—
Kendall Wright Brand Contract	177,002	—	8,850	8,850
Terrance Williams Brand Contract	84,079	—	4,204	4,204
Ryan Shazier Brand Contract	97,782	—	4,889	4,889
Three Months Ended June 30, 2016	$920,888	$26,698	$19,348	$46,046

		Management Fee (5%)
Brand Contract	Cash Receipt	Tracking Stock (95%)	Platform Common (5%)	Total
Vernon Davis Brand Contract	$154,467	$7,337	$386	$7,723
EJ Manuel Brand Contract	45,805	2,176	115	2,291
Mohamed Sanu Brand Contract	537,716	25,541	1,344	26,885
Alshon Jeffery Brand Contract	134,193	6,374	335	6,709
Michael Brockers Brand Contract	36,853	1,751	92	1,843
Jack Mewhort Brand Contract	32,039	1,522	80	1,602
Andrew Heaney Brand Contract	33,459	—	1,673	1,673
Kendall Wright Brand Contract	177,002	—	8,851	8,851
Terrance Williams Brand Contract	84,079	—	4,204	4,204
Ryan Shazier Brand Contract	97,782	—	4,889	4,889
Six Months Ended June 30, 2016	$1,333,396	$44,701	$21,969	$66,670

During the three and six months ended June 30, 2015, the Company collected cash pursuant to the brand contracts and attributed the management fee as follows:

		Management Fee (5%)
Brand Contract	Cash Receipt	Tracking Stock (95%)	Platform Common (5%)	Total
Vernon Davis Brand Contract	$57,029	$2,710	$143	$2,853
EJ Manuel Brand Contract	3,750	178	9	187
Mohamed Sanu Brand Contract	20,999	997	52	1,049
Alshon Jeffery Brand Contract	14,505	689	36	725
Michael Brockers Brand Contract	84,891	4,032	212	4,244
Three Months Ended June 30, 2015	$181,174	$8,606	$452	$9,058

		Management Fee (5%)
Brand Contract	Cash Receipt	Tracking Stock (95%)	Platform Common (5%)	Total
Vernon Davis Brand Contract	$103,786	$4,930	$259	$5,189
EJ Manuel Brand Contract	15,895	755	40	795
Mohamed Sanu Brand Contract	44,187	2,099	110	2,209
Alshon Jeffery Brand Contract	136,931	6,504	342	6,846
Michael Brockers Brand Contract	84,891	4,032	212	4,244
Six Months Ended June 30, 2015	$385,690	$18,320	$963	$19,283

The total management fee is included in the direct expenses of the Platform Common Stock.

On July 22, 2016, the Company and Parent amended the management agreement to provide that the Company will not pay any remuneration to the Parent in respect of gross cash received by the Company pursuant to the 14 brand contracts linked to its Fantex Series Professional Sports Convertible Tracking Stock.

7. PROMISSORY NOTE DUE TO PARENT

On February 12, 2016, the Company borrowed $3,300,000 from its Parent under a promissory note bearing interest at 8% per annum. The Company used the proceeds of this note to consummate the Andrew Heaney brand contract. On April 28, 2016, the Company and the Parent amended the promissory note to clarify that the only recourse under the promissory note is to the Andrew Heaney brand contract. This note matures on the earlier of five days following the successful offering of a security linked to the Andrew Heaney brand contract or August 12, 2016.

On April 28, 2016, the Company borrowed $9,000,000 from its Parent under a secured non-recourse promissory note (the “Secured Note”) bearing interest at 10% per annum. The Company used the proceeds of the Secured Note to consummate the Company’s brand contracts with Kendall Wright, Terrance Williams and Ryan Shazier. Under the terms of the Secured Note and the related security agreement, the Secured Note is secured solely by the Company’s right, title and interest in and to the Company’s brand contracts with Kendall Wright, Terrance Williams and Ryan Shazier. The Secured Note matures on July 27, 2016.

The accrued interest of $224,233 and $259,433 for the three and six months ended June 30, 2016, respectively, pursuant to these notes is included as Accrued Interest on Promissory Note Due to Parent on the Condensed Balance Sheets and as Interest Expense on the Condensed Statements of Operations.

These notes were paid in full on July 22, 2016. See Note 10, “Subsequent Events” for further discussion regarding the above notes.

8. STOCKHOLDERS’ EQUITY

On March 19, 2015, the Company completed the initial public offering of 835,800 shares of Fantex Series Alshon Jeffery, raising gross proceeds of $8,358,000.

On April 28, 2015, the Company paid a previously declared cash dividend of $0.50 per share to the holders of record of Fantex Series Vernon Davis as of the close of business on April 24, 2015.

On May 29, 2015, the Company completed the initial public offering of 362,200 shares of Fantex Series Michael Brockers, raising gross proceeds of $3,622,000.

On July 14, 2015, the Company completed the initial public offering of 268,100 shares of Fantex Series Jack Mewhort, raising gross proceeds of $2,681,000.

On July 30, 2015 the Company paid a previously declared cash dividend of $0.20 per share to the holders of record of Fantex Series Mohamed Sanu as of the close of business on June 30, 2015.

The holders of the Company’s Platform Common Stock and each series of the Company’s common stock are entitled to one vote per share. Each series of common stock will vote together as a single class with all other series of common stock, unless otherwise required by law. Delaware law would require holders of a series of stock to vote separately as a single class if the Company were to seek to amend its certificate of incorporation so as to alter or change the powers, preferences or special rights of one or more series of a class of stock in a manner that adversely affects the holders of such series of stock, but does not so affect the entire class. In such a case, the holders of the affected series would be required to vote separately to approve the proposed amendment.

At any time following the two-year anniversary of the filing of a certificate of designations creating a new tracking stock, the Company’s Board of Directors may resolve to convert such tracking stock into fully paid and non-assessable shares of the Platform Common Stock at a conversion ratio to be determined by dividing the fair value of a share of such tracking stock by the fair value of a share of the Company’s Platform Common Stock.

9. COMMITMENTS AND CONTINGENCIES

The Company entered into brand contracts with the Contract Parties listed in the table below. As of June 30, 2016, these brand contracts were unconsummated. As consideration for the ABI under each of the below brand contracts, Fantex will pay the Contract Party the purchase price of the brand contract contingent upon the Company’s ability to obtain financing for the purchase price. Fantex will have no further financial obligations to the Contract Party under the brand contract once this payment is made, if at all, other than certain obligations to indemnify the Contract Party. The Company has evaluated the impact of these indemnity obligations on its financial statements and determined that they are not material. According to the terms of each such Contract Party’s brand contract, the Contract Party is not obligated to make payments to Fantex until the upfront payment is made by Fantex to the Contract Party. Therefore, as of June 30, 2016, there is no amount due from any of the Contract Parties listed in the table below. The Company’s right to ABI under each brand contract listed in the table below is contingent upon the Company’s payment of the purchase price with respect to such brand contract.

Contract Party	Primary Career	Brand Contract Effective Date	ABI Effective Date	Brand Income % Payable to Company	Purchase Price for the Brand Contract (in millions)
Jack Maquire	Professional Golfer	April 18, 2016	March 1, 2016	11%	$2.07
Kyle Reifers	Professional Golfer	April 18, 2016	April 1, 2016	15%	$1.74

In April 2016, we signed brand contracts or amendments to existing brand contracts with each Contract Party listed in the table below. We paid each such Contract Party, 5% of the purchase price of that Contract Party’s brand contract to consummate 5% of the brand contract. Under the brand contract with each such Contract Party, we will be entitled to 5% of the Contract Party’s ABI, but we will not collect payments from the Contract Party until we pay the remaining 95% of the purchase price or we fail to pay the remaining purchase price by the contract closing date specified in each brand contract. Fantex will have no further financial obligations to the Contract Party under the brand contract once this payment is made, if at all, other than certain obligations to indemnify the Contract Party. The Company has evaluated the impact of these indemnity obligations on its financial statements and determined that they are not material.

Contract Party	Primary Career	Brand Contract Effective Date	ABI Effective Date	Brand Income % Payable to the Company	Purchase Price for the Brand Contract (in millions)
Scott Langley	Professional Golfer	December 21, 2015	October 25, 2015	15%	$3.06
Tyler Duffey	Professional Baseball Player	March 14, 2016	February 1, 2016	10%	$2.23
Collin McHugh	Professional Baseball Player	April 1, 2016	April 1, 2016	10%	$3.96
Jonathan Schoop	Professional Baseball Player	April 1, 2016	January 1, 2016	10%	$4.91
Kelly Kraft	Professional Golfer	April 1, 2016	March 1, 2016	15%	$2.28
Yangervis Solarte	Professional Baseball Player	April 18, 2016	April 1, 2016	11%	$3.15
Maikel Franco	Professional Baseball Player	April 19, 2016	April 1, 2016	10%	$4.35
Allen Robinson	Professional Football Player	April 20, 2016	February 15, 2016	12%	$4.60

10. SUBSEQUENT EVENTS

Completion of Private Placement Offering

On July 22, 2016, the Company completed the private placement sale of $59,336,580 of its Fantex Sports Portfolio I Unit pursuant to Regulation D of the Securities Act of 1933 (the “Private Placement”). Our Parent and certain directors of our Parent purchased an aggregate of 3,083,658 Units of the Private Placemen. The Fantex Sports Portfolio I Unit consists of tracking stocks set forth in the table below.

Traacking Stock	Shares included in Unit	Brand Contracts linked to the Tracking Stock
Fantex Vernon Davis Tracking Stock	102,454	Vernon Davis Brand Contract
Fantex EJ Manuel Tracking Stock	277,934	EJ Manual Brand Contract
Fantex Mohamed Sanu Tracking Stock	88,365	Mohamed Sanu Brand Contract
Fantex Alshon Jeffery Tracking Stock	603,994	Alshon Jeffery Brand Contract
Fantex Michael Brockers Tracking Stock	255,893	Michael Brockers Brand Contract
Fantex Jack Mewhort Tracking Stock	193,534	Jack Mewhort Brand Contract
Fantex Professional Sports Tracking Stock	4,540,443	14 Brand Contracts - see table below

In connection with the Private Placement, the Company issued 4,540,433 shares of a new tracking stock, Fantex Professional Sports Convertible Tracking Stock which is linked to the following brand contracts and will be attributed 100% of the ABI generated from these brand contracts:

Brand Contract
Kendall Wright Brand Contract
Andrew Heaney Brand Contract
Terrance Williams Brand Contract
Ryan Shazier Brand Contract
Scott Langley Brand Contract
Kelly Kraft Brand Contract
Kyle Reifers Brand Contract
Jack Maguire Brand Contract
Tyler Duffey Brand Contract
Collin McHugh Brand Contract
Jonathan Schoop Brand Contract
Yangervis Solarte Brand Contract
Maikel Franco Brand Contract
Allen Robinson Brand Contract

The Company repurchased from the Parent and certain of the Parent’s directors and related persons, shares in the tracking stocks listed below. These shares were originally acquired from the Company in connection with the initial public offering of these tracking stocks. These shares were included in the Fantex Sports Portfolio I Unit. The Parent and certain of the Parent’s directors subsequently purchased Fantex Sports Portfolio Units in the private placement offering. The table below summarizes these transactions.

	Parent’s Sale		Directors’ Sale
Tracking Stock	Shares	Amount	Shares	Amount	Total Proceeds
Fantex Series Vernon Davis	102,454	$373,957	—	$—	$373,957
Fantex Series EJ Manuel	250,000	$535,000	27,934	$59,779	$594,779
Fantex Series Mohamed Sanu	78,000	$1,071,720	10,365	$142,415	$1,214,135
Fantex Series Alshon Jeffery	400,000	$3,792,000	203,994	$1,933,863	$5,725,863
Fantex Series Michael Brockers	162,993	$1,483,236	92,900	$845,390	$2,328,626
Fantex Series Jack Mewhort	124,014	$1,439,803	69,520	$807,127	$2,246,930
		$8,695,716		$3,788,574	$12,484,290

	Parent’s Purchase		Directors’ Purchase
Unit	Units	Amount	Units	Amount	Total Purchase
Fantex Sports Portfolio I Unit	919,571	$9,195,710	2,164,087	$21,640,870	$30,836,580

Promissory Note Due to Parent

On July 22, 2016, the Company fully repaid the outstanding principal of $12,300,000 plus accrued interest of $330,567 under its two outstanding promissory notes to the Parent from the proceeds of the Private Placement.

Consummation of Brand Contracts

In July, 2016, the Company fully consummated the brand contracts listed in the table below. The Company paid the purchase price of such brand contracts (less, in certain cases, the 5% amount previously paid and less 5% of the purchase price held in escrow until six consecutive months of payment of brand amounts have been timely delivered to the Company by the related brand contracts) as consideration for brand income as defined under the Contract Party’s brand contract. The Contract Parties paid to the Company the amounts shown in the following table due under the terms of the Contract Parties’ brand contracts for the period from the ABI effective date through June 30, 2016.

Contract Party	Purchase Price of the Brand Contract	ABI Effective Date	ABI Paid to the Company
Jack Maquire	$2,070,000	March 1, 2016	$15,124
Kyle Reifers	$1,740,000	April 1, 2016	$145,607
Scott Langley	$3,060,000	October 25, 2015	$84,149
Tyler Duffey	$2,230,000	February 1, 2016	$23,337
Collin McHugh	$3,958,700	April 1, 2016	$24,655
Jonathan Schoop	$4,910,000	January 1, 2016	$25,286
Kelly Kraft	$2,280,000	March 1, 2016	$41,301
Yangervis Solarte	$3,154,610	April 1, 2016	$27,001
Maikel Franco	$4,350,000	April 1, 2016	$23,842
Allen Robinson	$4,060,000	February 15, 2016	$1,813

Amendment to Management Agreement

In July 2016, the Company entered into an amendment to the Management Agreement with its Parent. Such amendment specified that the Company would not pay the Parent 5% of the amount of the gross cash receipts received by the Company pursuant to the brand contracts linked to the Fantex Series Professional Sports Convertible Tracking Stock.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited financial statements and notes hereto presented in this Quarterly Report on Form 10-Q as well as our audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2015. This discussion contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often identified by the use of words such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements in this Quarterly Report on Form 10-Q represent our views as of the date of this Quarterly Report on Form 10-Q. We anticipate that subsequent events and developments will cause our views to change. Factors that could cause or contribute to such subsequent events and developments include, but are not limited to, those identified below and those discussed in Part II, Item 1A of this Quarterly Report on Form 10-Q and in Part I, Item 1A—Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2015, as incorporated herein. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Quarterly Report on Form 10-Q.

Overview

We are a company whose focus is on acquiring minority interests in the future income of professional athletes and assisting such individuals in growing these income streams. We focus our business on three core areas:

•                  targeting, evaluating and accessing athletes with the potential to generate significant income (“brand income”);

•                  acquiring minority interests in such brand income (“acquired brand income” or “ABI”); and

•                  assisting athletes who have entered into brand contracts with us to increase the potential value of their future brand income, primarily through mentoring and network/audience development.

We were incorporated on September 14, 2012 in Delaware as a wholly-owned subsidiary of Fantex Holdings, our parent (“Parent”).  Fantex Holdings was incorporated in Delaware on April 9, 2012 and is headquartered in San Francisco, California. We are currently an early stage company and have to date relied on our parent to conduct our operations through its employees.  To date, our operations have consisted of targeting, evaluating and accessing brands and negotiating the acquisition of minority interests in those brands that meet our criteria.

As of June 30, 2016, we had brand contracts in effect with each of the following contract parties:

Contract Party	Primary Career	ABI Effective Date	Brand Income % Payable to Us	Purchase Price for the Brand Contract (in millions)
Brand Contracts Consummated as of June 30, 2016
Vernon Davis	Professional Football Player - Tight End	October 30, 2013	10%	$4.00
EJ Manuel	Professional Football Player - Quarterback	February 14, 2014	10%	$4.98
Mohamed Sanu	Professional Football Player - Wide Receiver	May 14, 2014	10%	$1.56
Alshon Jeffery	Professional Football Player - Wide Receiver	September 7, 2014	13%	$7.94
Michael Brockers	Professional Football Player - Defensive Tackle	October 15, 2014	10%	$3.44
Jack Mewhort	Professional Football Player - Offensive Tackle	February 15, 2015	10%	$2.52
Andrew Heaney	Professional Baseball Player - Pitcher	January 1, 2015	10%	$3.34
Kendall Wright	Professional Football Player - Wide Receiver	December 1, 2014	10%	$3.13
Terrance Williams	Professional Football Player - Wide Receiver	February 1, 2015	10%	$3.06
Ryan Shazier	Professional Football Player - Linebacker	September 1, 2015	10%	$3.11
Brand Contracts Partially Consummated as of June 30, 2016
Scott Langley	Professional Golfer	October 25, 2015	15%	$3.06	(1), (2)
Tyler Duffey	Professional Baseball Player - Pitcher	February 1, 2016	10%	$2.23	(1), (2)
Collin McHugh	Professional Baseball Player - Pitcher	April 1, 2016	10%	$3.96	(1), (2)
Jonathan Schoop	Professional Baseball Player - Second Baseman	January 1, 2016	10%	$4.91	(1), (2)
Yangervis Solarte	Professional Baseball Player - Third Baseman	April 1, 2016	11%	$3.15	(1), (2)
Maikel Franco	Professional Baseball Player - Third Baseman	April 1, 2016	10%	$4.35	(1), (2)
Allen Robinson	Professional Football Player - Wide Receiver	February 15, 2016	12%	$4.60	(1), (2)
Kelly Kraft	Professional Golfer	March 1, 2016	15%	$2.28	(1), (2)
Brand Contracts Unconsummated as of June 30, 2016
Jack Maguire	Professional Golfer	March 1, 2016	11%	$2.07	(2)
Kyle Reifers	Professional Golfer	April 1, 2016	15%	$1.74	(2)

(1)         In April 2016, we signed brand contracts or amendments to existing contracts and paid each such Contract Party 5% of the purchase price of that Contract Party’s brand contract to consummate 5% of the brand contract.

(2)         In July 2016, we used the proceeds from the private placement sale of $59,336,580 of Fantex Sports Portfolio I Units to consummate these brand contracts.

We operate under a management agreement with our Parent, who provides us with management and administrative services, including providing and compensating our executive management and other personnel as well as services relating to information technology support, brand management and other support, operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. We will begin to assume management and administrative tasks at such time in the future as the actual cost of these services is less than our service fee to our Parent, which we do not anticipate will occur until we begin to generate significant cash flows from multiple brand contracts. However, if our Parent is unable to perform any of the services that it is required to perform under the management agreement, due to financial difficulty or otherwise, then we may be forced to assume management and administrative tasks, and incur additional expenses, sooner than we anticipate. Until such time, we will continue to rely on our Parent to conduct our operations in accordance with the management agreement.

Brand Contracts Signed and Consummated During the Three and Six Months Ended June 30, 2016 and 2015

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Brand Contracts signed	8	—	9	3
Brand Contracts partially consummated	8	—	8	—
Brand Contracts consummated	3	1	4	2

Results of Operations

Three and six months ended June 30, 2016 and 2015

Income (Loss) from Brand Contracts

We account for our brand contracts at estimated fair market value, as more fully described in Note 4, “Investment In Brand Contracts, at Fair Value” in the Notes to Condensed Financial Statements.

During the three months ended June 30, 2016 and 2015, the change in fair value of our brand contract portfolio resulted in income (loss) of $2,198,757 and $(671,143), respectively.

	Three Months Ended June 30, 2016
Brand Contract	Balance April 1, 2016	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2016
Vernon Davis Brand Contract	$840,489	$—	$—	$(9,593)	$21,739	$(57,590)	$795,045
EJ Manuel Brand Contract	970,282	—	(1,750)	1,440	30,646	(2,337)	998,281
Mohamed Sanu Brand Contract	1,687,248	—	—	793	39,248	(2,000)	1,725,289
Alshon Jeffery Brand Contract	8,063,230	—	—	98,643	993,887	(3,314)	9,152,446
Michael Brockers Brand Contract	3,235,631	—	(266)	(1,207)	111,774	—	3,345,932
Jack Mewhort Brand Contract	3,201,786	—	—	(1,170)	117,736	—	3,318,352
Andrew Heaney Brand Contract	3,383,410	—	—	(1,294)	(67,893)	(25,046)	3,289,177
Collin McHugh Brand Contract	—	197,935	—	(171)	31,549	(1,298)	228,015
Jonathan Schoop Brand Contract	—	245,500	—	(106)	41,231	(1,331)	285,294
Yangervis Solarte Brand Contract	—	157,731	—	(1,950)	20,695	(1,422)	175,054
Maikel Franco Brand Contract	—	217,500	—	(186)	33,342	(1,255)	249,401
Tyler Duffey Brand Contract	—	111,500	—	(209)	17,614	(1,228)	127,677
Scott Langley Brand Contract	—	153,000	—	(2,585)	8,059	(4,286)	154,188
Ryan Shazier Brand Contract	—	3,110,000	(97,782)	6,599	301,699	—	3,320,516
Allen Robinson Brand Contract	—	230,000	—	(55)	34,588	(95)	264,438
Terrance Williams Brand Contract	—	3,060,000	(84,079)	3,535	106,644	—	3,086,100
Kendall Wright Brand Contract	—	3,125,000	(177,002)	1,667	257,657	—	3,207,322
Kelly Kraft Brand Contract	—	114,000	—	(2,556)	6,947	(2,174)	116,217
Total Brand Contracts	$21,382,076	$10,722,166	$(360,879)	$91,595	$2,107,162	$(103,376)	$33,838,744

	Three Months Ended June 30, 2015
Brand Contract	Balance April 1, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2015
Vernon Davis Brand Contract	$2,685,705	$—	$—	$10,204	$78,531	$(44,383)	$2,730,057
EJ Manuel Brand Contract	2,653,430	—	(3,750)	(1,122)	78,922	—	2,727,480
Mohamed Sanu Brand Contract	2,082,321	—	—	(1,250)	75,197	—	2,156,268
Alshon Jeffery Brand Contract	9,039,446	—	—	(1,336)	(1,561,677)	(9,395)	7,467,038
Michael Brockers Brand Contract	—	3,440,000	(84,891)	(3,856)	656,237	—	4,007,490
Total Brand Contracts	$16,460,902	$3,440,000	$(88,641)	$2,640	$(672,790)	$(53,778)	$19,088,333

We consummated 11 brand contracts either fully or partially during the three months ended June 30, 2016 and this resulted in income of $0.9 million higher than the same quarter in 2015. All of our brand contracts performed generally as anticipated, with no changes to the observable inputs used in our fair value determination, in the three month period ended June 30, 2016 and 2015 except for our brand contracts with Alshon Jeffery and Andrew Heaney.

In our valuation for December 31, 2015 and March 31, 2016 of the Alshon Jeffery Brand Contract, we estimated that Alshon Jeffery would sign a six year, $77.1 million contract with a $22.0 million signing bonus before the beginning of the 2016 NFL season and a two year, $18.6 million NFL player contract prior to the 2022 NFL season.  For the three months ended June 30, 2016 valuation, we now estimate that Alshon Jeffery will play under the franchise tag for the 2016 NFL season and will earn $14.6 million. We also estimate Alshon Jeffery will sign a five year, $72.8 million contract with a $19.7 million contract signing bonus before the beginning of the 2017 NFL season and that he will sign a two year, $18.6 million contract prior to the 2022 NFL season,.

The changes in our estimates for the timing and amounts of these new cash flows resulted in an unrealized gain of approximately $0.8 million for the Alshon Jeffery Brand Contract for the quarter ended June 30, 2016.

In our valuation of the Andrew Heaney Brand Contract for the three months ended June 30, 2016, we assessed the impact of Andrew Heaney’s ulnar collateral ligament reconstruction (commonly known as “Tommy John” surgery). In our analysis, we estimate that Andrew Heaney will miss the remainder of the 2016 and all of the 2017 MLB season. We believe he will sign a 1 year contract in 2017 while continuing his rehabilitation. Due to his inactivity, we decreased the 2018 gross earnings estimate from $5.0 million to $2.1 million using comparable pitchers contract signings that returned from this surgery. We believe his post-2018 cash flows will remain the same as previously estimated given his performance prior to his injury.

The changes in our estimates for the timing and amounts of these new cash flows resulted in an unrealized loss of approximately $2.1 million for the Andrew Heaney Brand Contract for the quarter ended June 30, 2016. The loss was offset by accretion for the period of $1.4 million as the cash flows move closer to realization.

In our valuation of the Alshon Jeffery Brand Contract for the three months ended June 30, 2015, we assumed that Alshon Jeffery would renegotiate his contract prior to the 2015 NFL season and receive a six year, $79.4 million contract including a $17.8 million signing bonus and in 2021 and he would sign a two year, $20.7 million contract with a $1.5 million signing bonus. At that time we no longer believed he would renegotiate his contract prior to the beginning of the 2015 NFL season. As a result of that change, we performed a revaluation of Alshon Jeffery’s comparable contracts as of June 30, 2015. The decrease in comparable NFL player contracts resulted in a decrease in the fair value Alshon Jeffery’s brand contract. Additionally, the one year delay in signing a new NFL player contract from the 2015 NFL season to the 2016 NFL season, decreased Alshon Jeffery’s second NFL contract length from a two year contract to a one year contract. We estimated at that time, Alshon Jeffery would sign a 6 year, $76.8 million contract with an $18.3 million signing bonus before the beginning of the 2016 NFL season and in 2022, he would sign a 1 year, $7.5 million contract with a $1.6 million signing bonus.

The changes in our estimates for the timing and amounts of these new cash flows resulted in an unrealized loss of approximately $1.8 million for the Alshon Jeffery Brand Contract for the quarter ended June 30, 2015.

During the six months ended June 30, 2016 and 2015, the change in fair value of our brand contract portfolio resulted in income of $3,200,697 and $866,132, respectively

The change in the fair value of our brand contracts for the six months ended June 30, 2016 is summarized as follows:

	Six Months Ended June 30, 2016
Brand Contract	Balance December 31, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2016
Vernon Davis Brand Contract	$1,036,757	$—	$(97,587)	$14,822	$(101,357)	$(57,590)	$795,045
EJ Manuel Brand Contract	950,303	—	(10,083)	70	60,328	(2,337)	998,281
Mohamed Sanu Brand Contract	1,750,146	—	(519,525)	11,328	485,340	(2,000)	1,725,289
Alshon Jeffery Brand Contract	7,789,801	—	(18,788)	94,646	1,290,101	(3,314)	9,152,446
Michael Brockers Brand Contract	3,138,539	—	(16,952)	4,573	219,772	—	3,345,932
Jack Mewhort Brand Contract	3,092,826	—	(23,860)	18,094	231,292	—	3,318,352
Andrew Heaney Brand Contract	—	3,339,682	(33,459)	4,191	3,809	(25,046)	3,289,177
Collin McHugh Brand Contract	—	197,935	—	(171)	31,549	(1,298)	228,015
Jonathan Schoop Brand Contract	—	245,500	—	(106)	41,231	(1,331)	285,294
Yangervis Solarte Brand Contract	—	157,731	—	(1,950)	20,695	(1,422)	175,054
Maikel Franco Brand Contract	—	217,500	—	(186)	33,342	(1,255)	249,401
Tyler Duffey Brand Contract	—	111,500	—	(209)	17,614	(1,228)	127,677
Scott Langley Brand Contract	—	153,000	—	(2,585)	8,059	(4,286)	154,188
Ryan Shazier Brand Contract	—	3,110,000	(97,782)	6,599	301,699	—	3,320,516
Allen Robinson Brand Contract	—	230,000	—	(55)	34,588	(95)	264,438
Terrance Williams Brand Contract	—	3,060,000	(84,079)	3,535	106,644	—	3,086,100
Kendall Wright Brand Contract	—	3,125,000	(177,002)	1,667	257,657	—	3,207,322
Kelly Kraft Brand Contract	—	114,000	—	(2,556)	6,947	(2,174)	116,217
Total Brand Contracts	$17,758,372	$14,061,848	$(1,079,117)	$151,707	$3,049,310	$(103,376)	$33,838,744

Each of our brand contracts performed generally as anticipated, with no changes to the observable inputs used in our fair value determination, in the six months ended June 30, 2016 except as noted above with respect to the Alshon Jeffery and Andrew Heaney brand contracts. We also fully consummated or partially consummated 12 brand contracts during the six months ended June 30, 2016.

On March 10, 2016, as a free agent, Mohamed Sanu signed a new, five-year NFL player contract with the Atlanta Falcons. During the six months ended June 30, 2016, the decrease in fair value of Mohamed Sanu’s brand contract from the new player contract was approximately $0.1 million.

On March 31, 2016, as a free agent, Vernon Davis signed a new, one-year NFL player contract with the Washington Redskins.  During the six months ended June 30, 2016, the decrease in fair value of Vernon Davis’s  brand contract from the new player contract was approximately $0.1 million.

The change in the fair value of our brand contracts for the six months ended June 30, 2015 is summarized as follows:

	Six Months Ended June 30, 2015
Brand Contract	Balance December 31, 2015	Purchases	Payments on Brand Contracts	Realized Gain (Loss)	Unrealized Gain (Loss)	Receivable from Contract Party	Balance June 30, 2015
Vernon Davis Brand Contract	$2,626,332	$—	$(73,638)	$69,191	$152,555	$(44,383)	$2,730,057
EJ Manuel Brand Contract	2,582,389	—	(6,378)	(3,324)	154,793	—	2,727,480
Mohamed Sanu Brand Contract	2,012,461	—	(23,364)	20,903	146,268	—	2,156,268
Alshon Jeffery Brand Contract	—	7,940,000	(136,932)	1,569	(328,204)	(9,395)	7,467,038
Michael Brockers Brand Contract	—	3,440,000	(84,891)	(3,856)	656,237	—	4,007,490
Total Brand Contracts	$7,221,182	$11,380,000	$(325,203)	$84,483	$781,649	$(53,778)	$19,088,333

All of our brand contracts performed generally as anticipated, with no changes to the observable inputs used in our fair value determination, in the six months ended June 30, 2015. The six months ended June 30, 2015 were still impacted by the changes to the Alshon Jeffery brand contract, but offset partially by the accretion of the cash flows in the first three months of 2015. Michael Brockers brand contract was consummated during the six months ended June 30, 2015 and the unrealized gain during the period represents accretion for the period from the contract inception date of October 15, 2014 through June 30, 2015.

For additional information on how we estimated fair values of our brand contracts, see Note 4, “Investment in Brand Contracts, at Fair Value” in the Notes to Condensed Financial Statements.

For a more detailed breakdown of the fair value of our brand contract portfolio by tracking stock, see Exhibit 99.1, “Attributed Financial Information for Our Platform Common Stock and Tracking Stocks.”

Operating Expenses

The operating expenses for the three and six months ended June 30, 2016 and 2015 reflect costs incurred to develop and operate our business. All such costs to date except those under our management agreement with our Parent, have been allocated to us from our Parent. Expenses such as personnel and facility costs were primarily allocated based on the estimated number of full time equivalent (FTE) employees working on activities associated with us. All personnel costs were allocated based on an estimated percentage of time spent on our activities. Facility costs were allocated based on the FTE employees associated with us as a percentage of all employees of our Parent. All other costs were specifically identified and charged to us as determined by management. All estimates are deemed to be reasonable and reflect, in the best judgment of our management, the costs associated with our activities.

Comparison of Operating Expenses for three months ended June 30, 2016 and 2015

	Three Months Ended June 30,		Increase (Decrease)
	2016	2015	$	%
OPERATING EXPENSES:
Personnel Costs	383,070	364,992	18,078	5.0
Professional Services	305,125	578,491	(273,366)	(47.3)
General and administrative, exclusive of personnel costs	157,483	163,601	(6,118)	(3.7)

We currently have no employees, but are being supported by personnel employed by our Parent. The increase in personnel costs during the three months ended June 30, 2016 reflects an additional 1.0 FTE employee being allocated to us by our Parent and an increase in the salary of our Chief Executive Officer and Chief Financial Officer pursuant to their employment agreements with our Parent compared to the same period of 2015. Our FTE employees are involved in activities related to brand contract acquisitions, valuations and compliance with public company reporting requirements.

Professional services consist primarily of legal, audit and marketing services. The decrease in professional services during the three months ended June 30, 2016, as compared to the three months ended June 30, 2015, was the result of decreased marketing and legal expenses. During the three months ended June 30, 2015 we incurred costs associated with brand platform and athlete development initiatives that did not recur in the corresponding period of 2016. Additionally, during the three months ended June 30, 2015, we incurred legal costs in connection with the Michael Brockers and Jack Mewhort offerings as well as public company compliance costs which also did not recur in the corresponding period of 2016.  We believe that our overall professional services-related spending will remain at these current levels as we leverage our prior investments which built our brand development, regulatory compliance function, brand contract administration and accounting infrastructure.

General and administrative expenses, exclusive of personnel costs, consist primarily of the allocation of facility, insurance and travel-related costs. These costs remained relatively flat during the three months ended June

30, 2016, as compared to the three months ended June 30, 2015.  We believe that these costs will remain at these current levels.

Comparison of Operating Expenses for six months ended June 30, 2016 and 2015

	Six Months Ended June 30,		Increase / (Decrease)
	2016	2015	$	%
OPERATING EXPENSES:
Personnel Costs	801,619	722,603	79,016	10.9%
Professional Services	1,115,371	1,239,029	(123,658)	(10.0)%
General and administrative, exclusive of personnel costs	441,435	369,094	72,341	19.6%

The increase in personnel costs during the six months ended June 30, 2016 reflects an additional 1.0 FTE employee being allocated to us by our Parent and an increase in the salary of our Chief Executive Officer and Chief Financial Officer pursuant to their employment agreements with our Parent compared to the same period of 2015. Our FTE employees are involved in activities related to brand contract acquisitions, valuations and compliance with public company reporting requirements.

Professional services consist primarily of legal, audit and marketing services. The decrease in professional services during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, was the result of decreased marketing and legal expenses offset by higher audit, compliance and regulatory costs. During the six months ended June 30, 2015, we incurred costs associated with brand platform and athlete development initiatives that did not recur in the corresponding period of 2016. Additionally, during the six months ended June 30, 2015, we incurred legal costs in connection with the Michael Brockers and Jack Mewhort offerings as well as public company compliance costs which also did not recur in the corresponding period in 2016.  We believe that our overall professional services-related spending will remain at these current levels as we leverage our prior investments which built our brand development, regulatory compliance function, brand contract administration and accounting infrastructure.

General and administrative expenses, exclusive of personnel costs, consist primarily of the allocation of facility, insurance and travel-related costs. The increase for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015, is primarily due to increases in facility costs of approximately $30,000 and travel and entertainment costs related to marketing activities in the early part of 2016 of approximately $40,000.  We believe that these costs will remain at these current levels

As our operations mature, we expect to continue to incur expenses of the type and nature described above. In addition, we expect to incur additional management fees pursuant to our management agreement with our Parent. The table below summarizes the management fees for the three and six months ended June 30, 2016 and 2015.

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Management Fees	$46,046	$9,059	$66,670	$19,283

These fees represent 5% of the cash receipts from our brand contracts. Future fees will be dependent upon the cash received from our brand contracts. On July 22, 2016, we and our Parent amended the management agreement to provide that we will not pay any remuneration to our Parent in respect of gross cash received by us pursuant to the 14 brand contracts linked to our Fantex Series Professional Sports Convertible Tracking Stock.

Interest Expense

On February 12, 2016, we borrowed $3,300,000 from our Parent under a promissory note bearing interest at 8% per annum, the proceeds of which were used to consummate the Andrew Heaney brand contract. On April 28, 2016, the note was amended to be a secured non-recourse promissory note. This amended note matures on August 12, 2016. On April 28, 2016, we borrowed $9,000,000 from our Parent under a secured promissory note bearing interest at 10% per annum, the proceeds of which were used to consummate the Kendall Wright, Terrance Williams and Ryan Shazier brand contracts. This note matures on July 28, 2016. The accrued interest expense for the three and six months ended June 30, 2016 was $224,233 and $259,433, respectively.  The loan and accrued interest was paid in full on July 22, 2016 with the proceeds from our private placement offering.

Liquidity and Capital Resources

To date, we have relied significantly on our Parent for liquidity and capital resources.

On February 12, 2016, we borrowed $3,300,000 from our Parent under a promissory note bearing interest at 8% per annum. We used the proceeds of this note to consummate the Andrew Heaney brand contract. On April 28, 2016, we and our Parent amended the promissory note to clarify that the only recourse under the promissory note is to the Andrew Heaney Brand Contract. This note matures on the earlier of five days following the successful offering of a security linked to the Andrew Heaney brand contract or August 12, 2016. On February 12, 2016, we paid the $3,340,000 purchase price (less $167,000 held in escrow until six months of payment of brand amounts have been timely delivered to us) as consideration for brand income as defined under the Andrew Heaney Brand Contract. Andrew Heaney paid to us $33,459 due under the terms of the Andrew Heaney Brand Contract for the period from January 1, 2015 through February 12, 2016.

On April 28, 2016, we borrowed $9,000,000 from our Parent under a secured non-recourse promissory note (the “Secured Note”) bearing interest at 10% per annum. We used the proceeds of the Secured Note to consummate our brand contracts with Kendall Wright, Terrance Williams and Ryan Shazier.  Under the terms of the Secured Note and the related security agreement, the Secured Note is secured solely by our right, title and interest in and to our brand contracts with Kendall Wright, Terrance Williams and Ryan Shazier. The Secured Note matures on July 27, 2016.

On April 29, 2016, we consummated the brand contracts listed in the table below. We paid the purchase price of such brand contracts (less, in each case, a $100,000 advance previously paid and less 5% of the purchase price held in escrow until six consecutive months of payment of brand amounts have been timely delivered to us) as consideration for brand income as defined under the Contract Party’s brand contract. The Contract Parties paid to us the amounts shown in the following table due under the terms of the Contract Parties’ brand contracts for the period from the ABI effective date through March 31, 2016.

Contract Party	Purchase Price of the Brand Contract	ABI Effective Date	ABI Paid to Us
Kendall Wright	$3,125,000	December 1, 2014	$177,002
Terrance Williams	$3,060,000	February 1, 2015	$84,079
Ryan Shazier	$3,110,000	September 1, 2015	$97,782

In April 2016, we signed brand contracts with each Contract Party listed in the table below. Except as otherwise indicated in the table, we paid each such Contract Party, as well as Scott Langley and Tyler Duffey, 5% of the purchase price of that Contract Party’s brand contract to consummate 5% of the brand contract. Under the brand contract with each such Contract Party, we will be entitled to 5% of the Contract Party’s ABI. We funded those advance payments through cash contributions to capital from the Parent.

Contract Party	Primary Career	Brand Contract Effective Date	ABI Effective Date	Brand Income % Payable to Us	Purchase Price for the Brand Contract (in millions)
Collin McHugh	Professional Baseball Player	April 1, 2016	April 1, 2016	10%	$3.96
Jonathan Schoop	Professional Baseball Player	April 1, 2016	January 1, 2016	10%	$4.91
Kelly Kraft	Professional Golfer	April 1, 2016	March 1, 2016	15%	$2.28
Yangervis Solarte	Professional Baseball Player	April 18, 2016	April 1, 2016	11%	$3.15
Jack Maguire(1)	Professional Golfer	April 18, 2016	March 1, 2016	11%	$2.07
Kyle Reifers(1)	Professional Golfer	April 18, 2016	April 1, 2016	15%	$1.74
Maikel Franco	Professional Baseball Player	April 19, 2016	April 1, 2016	10%	$4.35
Allen Robinson	Professional Football Player	April 20, 2016	February 15, 2016	12%	$4.60

(1)         5% of the purchase price was not paid to the Contract Party.

On July 22, 2016, we completed the private placement offering of 5,933,658 Fantex Sports Portfolio I Units (the “Unit”) at $10.00 per Unit. Each Unit is comprised of shares from six tracking stocks originally purchased by our Parent and other directors and related persons of our Parent and one new tracking stock, Fantex Series Professional Sports Convertible Tracking Stock, which is linked to 14 brand contracts. The composition of the Unit is detailed below:

Fantex Sports Portfolion 1 Unit Composition	Shares included in Unit	(1)	Selling Price
Fantex Vernon Davis Tracking Stock	102,454		373,957
Fantex EJ Manuel Tracking Stock	277,934		594,779
Fantex Mohamed Sanu Tracking Stock	88,365		1,214,135
Fantex Alshon Jeffery Tracking Stock	603,994		5,725,863
Fantex Michael Brockers Tracking Stock	255,893		2,328,626
Fantex Jack Mewhort Tracking Stock	193,534		2,246,930
Tracking Stocks			12,484,290

Kendall Wright Brand Contract			3,293,152
Andrew Heaney Brand Contract			3,415,195
Terrance Williams Brand Contract			3,139,875
Ryan Shazier Brand Contract			3,202,893
Scott Langley Brand Contract			3,060,000
Kelly Kraft Brand Contract			2,280,000
Kyle Reifers Brand Contract			1,740,000
Jack Maguire Brand Contract			2,070,000
Tyler Duffey Brand Contract			2,230,000
Collin McHugh Brand Contract			3,958,700
Jonathan Schoop Brand Contract			4,910,000
Yangervis Solarte Brand Contract			3,154,610
Maikel Franco Brand Contract			4,350,000
Allen Robinson Brand Contract			4,600,000
Fantex Professional Sports Tracking Stock	4,540,443		45,404,426

(1)         The shares of the tracking stocks included in the Unit were purchased from our Parent and certain directors and officers of our Parent at the selling price. See Note 10, “Subsequent Events” in the Condensed Financial Statement of this Form 10-Q for further information.

Immediately prior to and contingent upon the consummation of the private placement of the Units, we repurchased an aggregate of 102,454, shares of Fantex Series Vernon Davis, 277,934 shares of Fantex Series EJ Manuel, 88,365 shares of Fantex Series Mohamed Sanu, 603,994 shares of Fantex Series Alshon Jeffery, 255,893 shares of Fantex Series Michael Brockers and 193,534 shares of Fantex Series Jack Mewhort from our Parent and certain directors and related persons of our Parent to include in the Unit for an aggregate of approximately $12.5 million. Our Parent and certain directors of our Parent purchased an aggregate of 3,083,658 Units of the Private Placement.

The offering raised $45.4 million of proceeds net of transaction costs. Only July 22, 2016, we repaid $12.6 million in principal and accrued interest on our two outstanding promissory notes to our Parent. We also completed the acquisition of the twelve partially consummated brand contracts and two unconsummated brand contracts for an aggregate purchase price of $31.0 million. The remaining proceeds to us from the Private Placement of $3.3 million will be used for general working capital purposes.

During the three months ended March 31, 2015, we completed the initial public offering to consummate the Alshon Jeffery brand contract and collected ABI from Alshon Jeffery and our other consummated brand contracts.

We raised $7.94 million net of underwriting discounts and expenses, and substantially all of the net proceeds were paid to Alshon Jeffery to consummate the Alshon Jeffery brand contract.

During the three months ended June 30, 2016 and 2015, we collected $920,888 and $181,174, respectively, and during the six months ended June 30, 2016 and 2015, we collected $1,333,395 and $385,690, respectively, from our brand contracts representing our interest in brand income generated by such brand contracts.

Cash received under our brand contracts will be subject to seasonal variation. For example, the salary under NFL player contracts is usually paid out in even installments during the course of the NFL season, or as a signing bonus according to varying schedules. The NFL season occurs primarily in the third and fourth quarters of each calendar year with lower or no payments coming from NFL contracts in the first and second quarters of the calendar year. The salary under MLB player contracts is usually paid out in even installments during the course of the regular MLB season, or as a signing bonus according to varying schedules. The MLB regular season occurs primarily in the second and third quarters of each calendar year with lower or no payments coming from MLB contracts in the first and fourth quarters of the calendar year. Professional golf is generally played throughout the entire year, but cash flow to professional golfers are directly contingent upon their participation in tournaments and their finishing in a position which receives prize money.

For the three months ended June 30, 2016 and 2015, our Parent contributed capital of $1,684,311 and $1,095,020, respectively. For the six month ended June 30, 2016 and 2015, our Parent contributed capital of $3,175,295 and $2,262,511. The contributed capital includes expenses paid by our Parent on our behalf and allocated to us as expenses and cash contributions of $885,230 during the three months ended June 30, 2016. Our Parent will continue to fund our liquidity and capital resource needs either through direct cash contributions, non-cash contributed capital for direct and indirect expenses, or a combination of both.

We are not committed to any future capital expenditures and certain agreements, such as rental commitments, are the responsibility of our Parent. We expect, however, that our operations (excluding upfront payments under future brand contracts) will continue to consume substantial amounts of cash as we continue to build our platform of brands and our internal marketing, compliance and other administrative functions.

We are operating under a management agreement with our Parent, pursuant to which our Parent provides us with certain management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance.

We will begin to assume management and administrative tasks at such time in the future as the actual cost of these services is less than our service fee to our Parent, which we do not anticipate would occur until we begin to generate significant cash flows from multiple brand contracts. However, if our Parent is unable to perform any of the services that they are required to perform under the management agreement, due to financial difficulty or otherwise, then we may be forced to assume management and administrative tasks, and incur additional expenses, sooner than we anticipate. Until such time, we will continue to rely on our Parent to conduct our operations in accordance with the management agreement. We are dependent on the continued support of our Parent; at this time our Parent intends to continue to fund operations for at least the next 12 months. Our Parent has no obligation to continue to finance our operations except as required under our management agreement with them.

We believe the net proceeds from our offerings together with existing cash and cash equivalents and our Parent’s capital contributions will be sufficient to fund our projected capital needs and operating expenses for the next 12 months. However, if our operating and other expenses are higher than we expect or our cash receipts from brand contracts are lower than we expect then we may require higher than expected contributions from our Parent. In addition, if there is insufficient investor demand for any of our future offerings our Parent may have to expend additional funds to act as a standby purchaser for such offering or else we may not be able to consummate such offering. In any such event, our Parent may need to raise additional capital sooner than expected.

Management has evaluated our ability to continue as a going concern taking into consideration the liquidity provided by recent private placement.  We analyzed these conditions by analyzing cash inflow from our brand contracts and expense projections. We believe we can continue as a going concern for at least the next 12 months based on those projections.

Until such time as our operations generate sufficient cash to meet the liquidity needs of our business, if ever, we expect to finance future cash needs through existing cash balances and reliance on our Parent.

Critical Accounting Policies

Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements. On an ongoing basis, management will evaluate these estimates, including those related to accounts receivable, fair values of financial instruments, income taxes, and contingent liabilities, among others. Estimates will be based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from these estimates. The critical accounting policies requiring estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Fair Value Option

The brand contracts represent a right to receive certain cash flows from the contract parties, and therefore, the brand contracts meet the definition of a financial asset under GAAP. As financial assets, the brand contracts are precluded from being accounted for as intangible assets. We have elected to account for the brand contracts using the fair value option, with changes in fair value recognized in income (loss) from brand contracts in the statements of operations. We believe measurement of the brand contracts at fair value provides the most meaningful information to users of our financial statements, because the value of the brand contracts may increase or decrease over time based on future events. We believe that recognizing the change in fair value through net income or loss provides a better indicator of the performance of the brand contracts for a given period, enhances transparency, and is more in line with how we manage the risks of the brand contracts.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models may involve a significant level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes. Assets and liabilities in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

•                  Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets generally included in this category are mutual funds.

•                  Level 2—Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.

•                  Level 3—Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The types of assets and liabilities generally included in this category are our brand contracts.

A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be representative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by our management in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which our management recognizes at the end of the reporting period.

Depending on the relative liquidity in the markets for certain assets, our management may classify assets as Level 3 if they determine that observable quoted prices, obtained directly or indirectly, are not available. Management has determined that all of our contracts should be classified as Level 3. The valuation models used for the assets and liabilities that are valued using Level 3 of the fair value hierarchy are described below.

Valuation Process

The valuation process for our Level 3 measurements for assets and liabilities will be completed on no less than a quarterly basis, provided that we do not intend to update the on-field statistical performance data used in our valuation models, including those that we used to estimate career longevity and potential future playing contracts, more frequently than on an annual basis based on a full season of on-field statistical performance data, or at such time as there is a material event that we believe would have a long-term material impact on these estimates and the potential brand income resulting from these estimates. The valuation process is designed to subject the valuation of Level 3 investments, including our brand contracts, to an appropriate level of consistency, oversight and review.

Our internal valuation professionals are responsible for estimating fair value based on various factors including:

•                  current playing contract including: amounts, duration, incentive provisions, guaranteed portions, if any, termination and other important terms;

•                  current endorsement contracts, if any, including amounts, duration and contract terms;

•                  age and health (including injuries) of the individual associated with the brand, duration of career to date and prospects for additional future contracts, both playing and endorsement;

•                  potential future playing and endorsement contracts, including duration and value;

•                  position and data specific to that position focused on estimating longevity of career;

•                  reported contract value increases or decreases for other comparable players (by position and status they hold among their peers (e.g. All Pro, Most Valuable Player, franchise player and the like)) in order to estimate future contract values;

•                  professional sports league imposed salary caps if appropriate; and

•                  risk free cost of capital.

In addition, we consider a number of qualitative factors to develop estimates used in our models, including:

•                  the stated aspirations and goals of the contract party;

•                  certain intangibles of the contract party, including media relationships, communication ability, “likeability,” demand as a product endorser, personal drive and ambition;

•                  social footprint (for example, number of Twitter followers);

•                  the market in which the contract party performs and how that may impact the number and amount of endorsement opportunities;

•                  the reach of the brand of the contract party;

•                  value of TV contracts and the rate of growth in those contracts; and

•                  attendance trends in the contract party’s primary field of performance.

We consider all of these factors to estimate brand income for use in a discounted cash flow model. These estimates include amounts based on existing contracts as well as our estimates of amounts to be received for anticipated future contracts. With respect to existing contracts, we consider that certain amounts are reasonably assured of realization, but that most earnings from existing contracts depend on continued satisfactory performance. To determine the amount of the purchase price of a brand contract and a current fair value, we apply discount rates to our estimates of earnings.

In general, we apply lower discount rates to amounts associated with existing contracts, particularly portions of those contracts that have a higher degree of certainty of payment, and higher discount rates to amounts associated with future potential earnings under existing contracts and to potential earnings under anticipated future contracts. Further, discount rates rise over time to reflect that uncertainty increases over time.

Our internal valuation professionals document their considerations of this data that is then reviewed by management, including our Chief Executive Officer and Chief Accounting Officer. The approved valuation is used to determine the fair value of the brand contract.

If the estimates of brand income prove to be too high and/or the discount rates used in the calculation prove to be too low, then the valuation of a brand contract may be too high which will result in the recording of a loss on the brand contract.

Brand Contracts, at Estimated Fair Value

The negotiated value of our brand contracts, including those brand contracts discussed below and brand contracts with any future contract parties, have been and will continue to be based on a discounted cash flow model using the procedures described above.

In our analysis we generally consider three categories of potential brand income:

•                  Category A—Potential brand income related to the portions of existing contracts that have a higher degree of certainty of payment, such as brand income that is very near-term or that is guaranteed under existing included contracts.

•                  Category B—Potential brand income related to the portions of existing contracts that have a lesser degree of certainty of payment, such as brand income that is payable pursuant to existing included contracts but that depends on longer-term continued satisfactory performance of the contract party.

•                  Category C—Potential brand income related to anticipated future contracts or non-contracted earnings, such as future endorsements, playing contracts, tour earnings and/or additional brand income generated from coaching, broadcasting or the like.

Brand Contract Values

In estimating the value of the brand contracts with all of our contract parties, we review (i) the existing playing contracts of our contract parties, (ii) the playing contracts for other players, retired or active who we believe are of similar caliber to the contract party and who have entered into contracts in a similar era, and are or were at similar stages in their career at which the contract party is expected to enter into additional player contracts. The values of such comparable playing contracts are adjusted for inflation to better predict the contract values of future playing contracts for our contract parties. In addition, we also review the existing endorsement contracts of our contract parties and make certain estimates with respect to future endorsement contracts that our contract parties may receive.

The following table shows the change in fair value of our brand contract portfolio by Category A, Category B and Category C from the inception date of all of our completed brand contracts through June 30, 2016.

	Inception	Payments on Brand Contracts	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
Player Contract	$1,706,082	$(3,334,690)	$197,233	$644,550	$5,604,344	$4,817,519
Endorsements	14,657	(279,813)	2,134	9,634	253,388	—
Category B
Player Contract	1,083,935	—	212,179	77,107	(331,818)	1,041,403
Endorsements	69,001	(2,000)	30,089	(36,165)	(60,925)	—
Category C
Player Contract	33,279,809	—	7,011,575	(7,930,097)	(5,370,270)	26,991,017
Endorsements	2,156,896	(14,787)	400,878	(1,696,739)	(200,896)	645,352
Post-Career	186,787	—	81,756	72,108	2,802	343,453
Total	$38,497,167	$(3,631,290)	$7,935,844	$(8,859,602)	$(103,375)	$33,838,744

See “Results of Operations — Three and Six Months Ended June 30, 2016 and 2015” above for discussion of changes in the estimates of certain cash flows and changes in realized and unrealized gains and losses under our brand contracts.

For a detailed discussion of the change in fair value of our brand contract portfolio by tracking stock, see Exhibit 99.1, “Attributed Financial Information for Our Platform Common Stock and Tracking Stocks.”

For additional information on how we estimated the fair values of our brand contracts, see Note 4, “Investment In Brand Contracts, at Fair Value” in the Notes to Condensed Financial Statements.

Income (Loss) From Brand Contracts

We recognize income or loss based on the change in fair value of the brand contracts from period to period and receipts of payments or other consideration from the brand contracts. Other consideration received by the contract party may include stock, automobiles, or other items of value. In the event other consideration are received by the contract party, we will recognize income from brand contracts equal to our proportionate share of the estimated fair value of the other consideration received, and will receive payment in either cash or such other consideration based on the contractual arrangement. Amounts due to us under the brand contract are either remitted directly from the source of such income or through payment by the contract party. The brand contract stipulates that income once we earn it is not subject to recapture by the contract party.

For purposes of our financial statements and the notes thereto, cash received under the brand contract will either be recognized as a reduction of our carrying value (i.e., a reduction in the brand contract asset) or income (loss) from brand contracts. Whether cash receipts will be recognized as a reduction in carrying value or income (loss) from brand contracts will depend on the timing of such cash receipt.

Additionally, the timing of changes in our estimates of future cash flows will impact whether cash receipts are recognized as a reduction of our carrying value or as income (loss) from brand contracts. If, for example, we increase the estimate of cash flows which are not received until a future period, this increase will be recognized as income from brand contracts. If, on the other hand, the cash flows are received in the current period and had not been estimated, the entire cash flow will be recognized as income from brand contracts.

Expected cash flows will be based on the included contracts the contract party has in place and the expectations of future contracts. As it becomes more likely that the contract party will collect contracted amounts the expected discount rate will decrease. A decrease in the discount rate will result in the receipt of cash primarily being allocated to reduction of carrying value. The discount rates are determined at the purchase date and are revised each period based on the performance of the brand and the likelihood of collection of future contracted amounts.

Income (loss) from brand contracts is based on an estimate of expected cash flows and the associated expected discount rates. Changes in fair value resulting from changes in the expected performance of the brand or market factors are included in income (loss) from brand contracts in the statements of operations.

We are entitled to certain information and audit rights pursuant to the brand contracts that enable us to adequately calculate and collect the ABI under the brand contract. In addition to such annual audit rights, we intend to create a contract administration and surveillance division to proactively monitor and administer our rights under the brand contracts. Following the execution of a brand contract, the contract administration and surveillance division shall prepare a schedule charting the timing and amounts of expected future payments associated with that certain counterparty’s existing contracts that are subject to our brand contract, along with the term and the expected timing each contract would be expected to be renegotiated or renewed. The division will also be tasked with ensuring that all directives to pay Fantex directly have been executed and accepted by the parties making such payments. We will contact the contract party at renewal terms to determine whether the contracts will be renewed and take necessary steps to ensure that any new agreements are covered under the brand contract.

The division will also be tasked with reviewing each brand contract quarterly and to contact each of our contract parties to determine if the parties entered into additional agreements or renegotiated existing agreements that may impact our ABI. To supplement these direct inquiries, this division will also monitor social and mainstream media on at least a weekly basis for information relevant to our brand contract or relationship with each of our contract parties, including trade rumors, reports of new endorsements or other agreements that may be subject to our brand contract with such contract parties, reports of renegotiation of existing agreements and reports of personal behavior that may be beneficial or detrimental to the brand contract in general.

In addition to the above, in the event that expected payments are not received on a timely basis (generally within five days of receipt of income by the contract party), we will attempt to contact the contract party and resolve any issues of nonpayment amicably. If our efforts are unsuccessful, any issues with contract payments will initially be escalated to senior management for resolution. Depending on the nature and materiality of the contract party’s nonperformance, we may initiate legal action to recover any unpaid amounts under the brand contract. Significant or continuous nonpayment may be material and may trigger additional disclosure under the Securities Act as well as impair the fair value of the asset on our books.

Income Taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The current and deferred tax expense is presented under the separate return method. Under the separate return method, Fantex calculates its tax provision as if it were filing a separate tax return.

Deferred tax assets are recorded to the extent management believes these assets will more likely than not be realized. In making such a determination, all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations is considered. In the event it is determined that we would be able to realize deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority would be recognized.

Contractual Obligations

Our principal contractual obligations are limited to our obligations under our management agreement with our Parent and our brand contracts. We are not committed to any future capital expenditures and certain agreements, such as rental commitments, are the responsibility of our Parent.

We have no financial obligations under our consummated brand contracts other than certain indemnity obligations. We have evaluated the impact of these indemnity obligations on our financial statements and determined that they are not material individually or in the aggregate.

As of June 30, 2016 our brand contracts with the Contract Parties listed in the table below were unconsummated. As consideration for the ABI under each of the below brand contracts, we pay the Contract Party the purchase price of the brand contract contingent upon our ability to obtain financing for the purchase price. We have no further financial obligations to the Contract Party under the brand contract once this payment is made, if at all, other than certain obligations to indemnity the Contract Party. We have evaluated the impact of these indemnity obligations on our financial statements and determined that they are not material. According to the terms of each such Contract Party’s brand contract, the Contract Party is not obligated to make payments to us until the upfront payment is made by us to the Contract Party. Therefore, as of June 30, 2016, there is no amount due from any of the Contract Parties listed in the table below. Our right to ABI under each brand contract listed in the table below is contingent upon our payment of the purchase price with respect to such brand contract.

Contract Party	Primary Career	Brand Contract Effective Date	ABI Effective Date	Brand Income % Payable to Company	Purchase Price for the Brand Contract (in millions)
Jack Maquire	Professional Golfer	April 18, 2016	March 1, 2016	11%	$2.07
Kyle Reifers	Professional Golfer	April 18, 2016	April 1, 2016	15%	$1.74

In July, 2016, we paid the purchase price under these brand contracts and collected the ABI due to us through June 30, 2016.

Management Agreement

We have entered into a management agreement with our Parent, pursuant to which our Parent has agreed to provide us with management and administrative services, including providing and compensating our executive management and other personnel, as well as services relating to information technology support, brand management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance. Under the terms of the agreement as of June 30, 2016, we have agreed to pay 5% of the amount of the gross cash received by us, if any, pursuant to our brand contracts during any quarterly period as remuneration for the services provided. The amount of gross cash received used to calculate this 5% fee will include any portion allocated to reduction in carrying value on our financial statements but will not take into account the changes in fair value of the brand contracts. As such, the service fee under the management agreement will be determined based on the total amount of actual cash received under the brand contracts in a given quarterly period prior to any adjustments for fair value and without regard to the expected cash receipts in such quarter as reflected in the financial statements for that quarter. To the extent we receive no cash for any period then we would not owe any fee for any services provided during that period. We may evaluate the service fee from time to time to assess the continued appropriateness of the percentage of our cash receipts upon which the service fee is calculated, in light of the services being provided by our Parent at the time and cost of those services.

The agreement had an initial term through December 31, 2014, and was automatically renewed for a one-year terms through December 31, 2016. It will continue to automatically renew for successive one-year terms each

December 31 unless either party provides written notice of its intent not to renew at least three months prior to such renewal. We may also terminate any specific service and/or the agreement, without penalty, with 30 days prior written notice to our Parent. Our Parent may terminate any specific service and/or the agreement with 180 days prior written notice to us, but if we, using our commercially reasonable efforts, are unable to either perform the services ourselves or enter into a reasonable arrangement with a third party to perform the services that we are unable perform ourselves, then our Parent will continue to perform such services for an additional period of 180 days.

The agreement contains certain provisions requiring us to indemnify our Parent with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. We have evaluated the impact of these indemnity obligations on our financial statements and determined that they are remote. The management agreement became effective upon the consummation of our first initial public offering on April 28, 2014 and was subsequently amended effective as of July 22, 2016.

On July 22, 2016, the Company and Parent amended the management agreement to provide that the Company will not pay any remuneration to the Parent in respect of gross cash received by the Company pursuant to the 14 brand contracts linked to its Fantex Series Professional Sports Convertible Tracking Stock.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

ITEM 3: Quantitative and Qualitative Disclosures About Market Risk

A smaller reporting company is not required to provide the information required by this Item.

ITEM 4: Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2016, our chief executive officer and principal financial and accounting officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

ITEM 1: Legal Proceedings

We may from time to time be involved in various legal proceedings of a character normally incident to the ordinary course of our business. We are not currently a party to any material litigation or other material legal proceedings.

ITEM 1A: Risk Factors

A smaller reporting company is not required to provide the information required by this item.

ITEM 2: Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

Not applicable.

ITEM 3: Default Upon Senior Securities

None.

ITEM 4: Mine Safety Disclosures

Not applicable.

ITEM 5: Other Information

None.

ITEM 6. Exhibits

EXHIBIT INDEX

Exhibit		Incorporation by reference herein
Number	Description	Form	Date
3.1	Amended and Restated Certificate of Incorporation of Fantex, Inc.	Registration Statement on Form S-1, as amended (File No 333-192476) as Exhibit 3.1	November 21, 2013
3.2	Amended and Restated Bylaws of Fantex, Inc.	Registration Statement on Form S-1, as amended (File No 333-191772) as Exhibit 3.4	October 17, 2013
3.3	Certificate of Designation for Fantex Series Vernon Davis	Registration Statement on Form S-1, as amended (File No 333-203457) as Exhibit 3.4	June 5, 2015
3.4	Certificate of Designation for Fantex Series EJ Manuel	Registration Statement on Form S-1, as amended (File No 333-203457) as Exhibit 3.5	June 5, 2015
3.5	Certificate of Designation for Fantex Series Mohamed Sanu	Registration Statement on Form S-1, as amended (File No 333-203457) as Exhibit 3.6	June 5, 2015
3.6	Certificate of Designation for Fantex Series Alshon Jeffery	Current Report on Form 8-K as Exhibit 3.1	March 19, 2015
3.7	Certificate of Designation for Fantex Series Michael Brockers	Current Report on Form 8-K as Exhibit 3.1	June 1, 2015
3.8	Certificate of Designations for Fantex Series Jack Mewhort	Current Report on Form 8-K as Exhibit 3.1	July 14, 2015
3.9	Certificate of Designations for Fantex Series Professional Sports	Current Report on Form 8-K as Exhibit 3.1	July 27, 2016
10.1	Secured Promissory Note, by and between Fantex, Inc. and Fantex Holdings, Inc., dated April 28, 2016
10.2	Amendment to Promissory Note, by and between Fantex, Inc. and Fantex Holdings, Inc., dated April 28, 2016
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-15(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Attributed Financial Information for Our Platform Common Stock and Tracking Stocks
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* The certifications attached as Exhibits 32.1 that accompany this Quarterly Report on Form 10-Q is not deemed filed with the SEC and is not to be incorporated by reference into any filing of Fantex, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-Q, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fantex, Inc.

August 15, 2016	By:	/s/ Ted Monohon
Chief Accounting Officer
(Principal Financial and Accounting Officer)

EXHIBIT 10.1

SECURED PROMISSORY NOTE

Up to $5,000,000

April 28, 2016

FOR VALUE RECEIVED, effective as of the date set forth above (the “Effective Date”), the undersigned, Fantex, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby promises to pay to Fantex Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, or registered assigns (the “Holder”), the principal amount of up to Five Million Dollars ($5,000,000) on the Maturity Date (as hereafter defined) of this secured promissory note (this “Note”), such principal amount as from time to time may be advanced hereunder and to pay interest (calculated on the basis of a 360-day year of twelve 30-day months) on such sum or the portion thereof from time to time outstanding hereunder, at a rate of ten percent (10%) per annum; but in no event shall the interest exceed the maximum rate of nonusurious interest permitted by law to be paid by the Holder (and to the extent permitted by law, interest on any overdue principal or interest thereon).

For purposes of this Note, “Maturity Date” shall mean July 27, 2016. Notwithstanding the foregoing, the undersigned shall have the right to prepay at any time, and from time to time, without premium or penalty all or any portion of the principal due hereunder. All payments shall be made in lawful money of the United States of America.

Annexed hereto and made a part hereof is a schedule (the “Loan and Repayment Schedule”) on which shall be shown all loans of principal made by the Holder to the Company and all repayments of principal made by made by the Company to the Holder hereunder. The Company hereby appoints the Holder as its agent to make an appropriate notation on the Loan and Repayment Schedule (or on a continuation of such schedules) evidencing the date and the amount of each loan, the date and amount of accrued interest added to the outstanding principal balance hereof, the date and amount of any principal repayment made hereunder or other information provided for on the Loan and Repayment Schedule. Such endorsement shall constitute prima facie evidence of the accuracy of the information set forth thereon; provided, however, that the failure of the Holder to make such a notation or any error in such notation shall not affect the obligations of the Company to repay this Note in accordance with its terms.

Upon the occurrence of a material adverse effect on the condition, financial or otherwise, business or operations of the Company, the Holder may cease any funding commitment set forth in this Note.

All payments hereon shall be applied first, to costs and expenses and other amounts owing to the Holder under this Note; second, to accrued interest then payable; and third, to principal.

This Note is secured pursuant to the terms of the Security Agreement.

Upon the payment in full of this Note in cash (other than any inchoate indemnity obligations), the security interest granted under that certain Security Agreement dated as of April 28, 2016 among the Company and the Holder party thereto as “Secured Party” from time to time, as amended, restated or modified from time to time (the “Security Agreement”) shall be released pursuant to the terms of the Security Agreement.

The Company hereby waives, presentment, protest, demand for payment, notice of dishonor and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. No waiver by the Holder of any default shall be effective unless in writing nor shall it operate as a waiver of any other default or of the same default on a future occasion. This Note shall be binding upon the Company and its successors and assigns. The Company agrees to pay all costs of collection of this Note, including, without limitation, reasonable attorneys’ fees and costs, in the event it is not paid when due.

Notwithstanding anything to the contrary in the foregoing, no Holder shall have any recourse to the Company, except to the Collateral (as defined in the Security Agreement) provided in the Security Agreement.

Holder may assign this Note and any part or all of the loans evidenced hereby to any other person or entity, subject to applicable law. Upon such assignment, such party shall become a “Holder” hereunder.

Time is of the essence of this Note. This Note may be modified only by a writing executed by the Company and the holder hereof. In the event that any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provision of this Note and the remaining provisions of this Note shall remain in full force and effect. This Note has been made and delivered in the State of California and shall be construed in accordance with, and all actions hereunder shall be governed by, the laws of the State of California, without giving effect to principles thereof relating to conflicts of law.

IN WITNESS WHEREOF, Company and Holder have caused this Secured Promissory Note to be duly executed on the date first stated above.

Company:	FANTEX, INC.
a Delaware corporation

	By:	/s/ Cornell French
	Name:	Cornell French

	Title:	Chief Executive Officer

Holder:	FANTEX, INC.
a Delaware corporation

	By:	/s/ Cornell French
	Name:	Cornell French

	Title:	Chief Executive Officer

LOAN AND REPAYMENT SCHEDULE TO

SECURED PROMISSORY NOTE

Amount of Loan	Date	Amount of Principal Paid	Accrued Interest to Be Added to Outstanding Principal Balance	Aggregate Principal Balance	Notation Made By

NOTE:        Additional pages of this Loan and Repayment Schedule to Secured Promissory Note may be attached to the Secured Promissory Note by the Holder as may be necessary to record certain information regarding each loan.

EXHIBIT 10.2

AMENDMENT

TO

PROMISSORY NOTE

This Amendment to Promissory Note (this “Amendment”) is entered into as of April 28, 2016 by and between Fantex, Inc., a Delaware corporation (“Maker”), and Fantex Holdings, Inc., a Delaware corporation (“Holder”).

RECITALS

Maker and Holder are parties to that certain Promissory Note dated as of February 12, 2016 (the “Agreement”). The parties desire to amend the Agreement in accordance with the terms of this Amendment. Unless otherwise defined herein, capitalized terms in this Amendment shall have the meanings assigned to them in the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.                                      The following paragraph is hereby added to the body of the Agreement:

“Notwithstanding anything to the contrary in the foregoing, no Holder shall have any recourse to the Maker, except to that certain Fantex Brand Agreement, dated September 10, 2015 by and between the Maker and Andrew Heaney.”

2.                                      The Agreement, as amended hereby, shall be and remain in full force and effect in accordance with its terms and is ratified and confirmed in all respects. Except as expressly set forth herein, the execution, delivery and performance of this Amendment shall not operate as a waiver of, or as an amendment of, any right, power or remedy of Holder under the Agreement, as in effect prior to the date hereof.

3.                                      Maker represents and warrants that:

(a)                                 it has the requisite power and authority to enter into this Amendment and to carry out the transactions contemplated by, and perform its obligations under, the Agreement as amended by this Amendment;

(b)                                 the execution and delivery of this Amendment and the performance of the Agreement as amended by this Amendment have been duly authorized by all necessary action on the part of the Maker; and

(c)                                  no event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a default or event of default.

4.                                      This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

5.                                      As a condition to the effectiveness of this Amendment, Holder shall have received, in form and substance satisfactory to Holder the following:

(a)                                 this Amendment and

(b)                                 such other documents as Holder reasonably requests.

6.                                      This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of California (without regard to the conflict of laws principals that would result in the application of any laws other than the laws of the State of California).

[Remainder of page intentionally left blank, signature page follows.]

IN WITNESS WHEREOF, Holder and Maker have executed this Amendment to Promissory Note as of the first date above written.

FANTEX HOLDINGS, NC.

By:	/s/ Cornell French

Name:	Cornell French

Title:	Chief Executive Officer

FANTEX, INC.

By:	/s/ Cornell French

Name:	Cornell French

Title:	Chief Executive Officer

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-15(a), AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Cornell “Buck” French, certify that:

1.              I have reviewed this Quarterly Report on Form 10-Q of Fantex, Inc.;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 15, 2016

/s/ Cornell “Buck” French
Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF ACCOUNTING OFFICER

PURSUANT TO EXCHANGE ACT RULES 13a-14(a) AND 15d-15(a), AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ted Monohon, certify that:

1.              I have reviewed this Quarterly Report on Form 10-Q of Fantex, Inc.;

2.              Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.              Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.              The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.              The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 15, 2016

/s/ Ted Monohon
Chief Accounting Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF ACCOUNTING OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Fantex, Inc. (the “Company”) on Form 10-Q for the quarterly period ended June 30, 2016, as filed with the Securities and Exchange Commission (the “Quarterly Report”), Cornell “Buck” French, Chief Executive Officer of the Company and Ted Monohon, Chief Accounting Officer of the Company, respectively, do each hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•                  The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•                  The information in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 15, 2016

/s/ Cornell “Buck” French
Chief Executive Officer
(Principal Executive Officer)

/s/ Ted Monohon
Chief Accounting Officer
(Principal Financial and Accounting Officer)

Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Our tracking stocks are intended to reflect the separate performance of one or more of our brand contracts. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks for the three months ended June 30, 2016. The financial information should be read in conjunction with our unaudited financial statements for the three and six months ended June 30, 2016 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	As of June 30, 2016
	ATTRIBUTED ASSETS				ATTRIBUTED LIABILITIES AND STOCKHOLDERS’ EQUITY
Tracking Stock	Cash and Cash Equivalents	Investment in Brand Contracts, at Fair Value	Other Assets	Total Attributed Assets	Total Attributed Liabilities	Total Attributed Stockholders’ Equity	Total Attributed Liabilities and Stockholders’ Equity
Platform Common Stock	$116,563	$15,470,167	$46,970	$15,633,700	$12,581,402	$3,052,298	$15,633,700
Fantex Series Vernon Davis	639,540	755,293	160,528	1,555,361	7,337	1,548,024	1,555,361
Fantex Series EJ Manuel	200,142	948,367	2,221	1,150,730	2,177	1,148,553	1,150,730
Fantex Series Mohamed Sanu	626,452	1,639,024	1,950	2,267,426	25,541	2,241,885	2,267,426
Fantex Series Alshon Jeffery	268,371	8,694,824	3,145	8,966,340	6,374	8,959,966	8,966,340
Fantex Series Michael Brockers	223,374	3,178,635	—	3,402,009	1,750	3,400,259	3,402,009
Fantex Series Jack Mewhort	69,167	3,152,434	—	3,221,601	1,522	3,220,079	3,221,601
Total	$2,143,609	$33,838,744	$214,814	$36,197,167	$12,626,103	$23,571,064	$36,197,167

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS INFORMATION

(Unaudited)

	For the three months ended June 30, 2016
	Attributed	Attributed Operating Expenses
Tracking Stock	Income (Loss) from Brand Contracts	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$865,021	$383,070	$273,091	$381,566	$(26,698)	$1,011,029	$(146,008)
Fantex Series Vernon Davis	11,539	—	633	—	528	1,161	10,378
Fantex Series EJ Manuel	30,482	—	171	—	143	314	30,168
Fantex Series Mohamed Sanu	38,039	—	28,962	—	24,135	53,097	(15,058)
Fantex Series Alshon Jeffery	1,037,899	—	652	—	544	1,196	1,036,703
Fantex Series Michael Brockers	105,039	—	451	—	377	828	104,211
Fantex Series Jack Mewhort	110,738	—	1,165	—	971	2,136	108,602
Total	$2,198,757	$383,070	$305,125	$381,566	$—	$1,069,761	$1,128,996

	For the six months ended June 30, 2016
	Attributed	Attributed Operating Expenses
Tracking Stock	Income (Loss) from Brand Contracts	Personnel & Related	Professional & Related	General & Administrative	Management Fees	Total Attributed Operating Expenses	Attributed Net Income (Loss)
Platform Common Stock	$988,144	$801,619	$1,061,730	$700,718	$(44,701)	$2,519,366	$(1,531,222)
Fantex Series Vernon Davis	(82,209)	—	8,805	—	7,338	16,143	(98,352)
Fantex Series EJ Manuel	57,378	—	2,611	—	2,176	4,787	52,591
Fantex Series Mohamed Sanu	471,835	—	30,650	—	25,541	56,191	415,644
Fantex Series Alshon Jeffery	1,315,504	—	7,649	—	6,373	14,022	1,301,482
Fantex Series Michael Brockers	213,128	—	2,100	—	1,751	3,851	209,277
Fantex Series Jack Mewhort	236,917	—	1,826	—	1,522	3,348	233,569
Total	$3,200,697	$801,619	$1,115,371	$700,718	$—	$2,617,708	$582,989

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	For the six months ended June 30, 2016
Tracking Stock	Net cash provided from (used in) operating activities	Net cash used in investing activities	Net cash provided from financing activities	Net cash increase (decrease) for period	Cash and cash equivalents at beginning of period	Cash and cash equivalents at end of period
Platform Common Stock	$(13,573,338)	$—	$13,185,230	$(388,108)	$504,671	$116,563
Fantex Series Vernon Davis	114,430	—	—	114,430	525,110	639,540
Fantex Series EJ Manuel	36,681	—	—	36,681	163,461	200,142
Fantex Series Mohamed Sanu	473,079	—	—	473,079	153,373	626,452
Fantex Series Alshon Jeffery	117,305	—	—	117,305	151,066	268,371
Fantex Series Michael Brockers	22,210	—	—	22,210	201,164	223,374
Fantex Series Jack Mewhort	26,334	—	—	26,334	42,833	69,167
Total	$(12,783,299)	$—	$13,185,230	$401,931	$1,741,678	$2,143,609
Non-Cash Financing Activities:
Contributions from Parent	$2,290,065

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•                  95% of our acquired brand income (“ABI”), that we acquire under our brand contracts ;

•                  any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts, to any of our tracking stocks;

•                  a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•                  as income, any covered amounts, as described below, for our brand contracts; and

•                  as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•                  all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•                  any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described above, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our ABI from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Stock

Our platform stock has attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks that we may establish from time to time. The assets attributed to the platform stock will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform stock, and expect to attribute a similar amount for each of our future brand contracts.

As of June 30, 2016, Investment in Brand Contracts, at Fair Value in the Attributed Balance Sheet Information for our Platform Common Stock includes:

	Balance June 30, 2016
Vernon Davis Brand Contract	$39,752	(1)
EJ Manuel Brand Contract	49,914	(1)
Mohamed Sanu Brand Contract	86,264	(1)
Alshon Jeffery Brand Contract	457,623	(1)
Michael Brockers Brand Contract	167,297	(1)
Jack Mewhort Brand Contract	165,918	(1)
Andrew Heaney Brand Contract	3,289,177	(2)
Collin McHugh Brand Contract	228,015	(2)
Jonathan Schoop Brand Contract	285,294	(2)
Yangervis Solarte Brand Contract	175,054	(2)
Maikel Franco Brand Contract	249,401	(2)
Tyler Duffey Brand Contract	127,677	(2)
Scott Langley Brand Contract	154,188	(2)
Ryan Shazier Brand Contract	3,320,516	(2)
Allen Robinson Brand Contract	264,438	(2)
Terrance Williams Brand Contract	3,086,100	(2)
Kendall Wright Brand Contract	3,207,322	(2)
Kelly Kraft Brand Contract	116,217	(2)
Total Brand Contracts	$15,470,167

(1) Per our attribution policy, 5% of the brand contract value is attributed to the Platform Common Stock.

(2) 100% of the value of the brand contract is attributed to the Platform Common Stock as of June 30, 2016. On July 22, 2016, this brand contract was 100% attributed to the Fantex Series Professional Sports Tracking Stock.

As of June 30, 2016, Total Attributed Liabilities in the Attributed Balance Sheet Information for our Platform Common Stock includes $12,559,433 for the promissory note and accrued interest due to our Parent, the proceeds of which were used to consummate the Andrew Heaney, Kendall Wright, Terrance Williams and Ryan Shazier brand contracts. For the three and six months ended June 30, 2016, Attributed Income (Loss) from Brand Contracts in the Attributed Statement of Operations Information for our Platform Common Stock includes attributed income of $794,825 and $76,869 respectively for these contracts. A tracking stock linked to these contracts had not been created as of June 30, 2016, however as of July 22, 2016, the we created the Fantex Professional Sports Convertible Tracking Stock which is linked to these contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stocks. We cannot guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the underlying brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise pursuant to the brand contract.

Fantex Series Vernon Davis

Initial Public Offering

We completed the initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising approximately $4.21 million from the sale of 421,100 shares. On May 2, 2014, we paid Vernon Davis $4.00 million to complete our purchase of the Vernon Davis brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and six months ended June 30, 2016, we attributed $54,710 and $147,797 respectively of ABI to Fantex Series Vernon Davis Convertible Tracking Stock (the “Fantex Series Vernon Davis”). For the three months ended June 30, 2016, the attributed ABI was comprised of $48,880 from Vernon Davis’s NFL player contract and $5,830 from his endorsement contracts. For the six months ended June 30, 2016, the attributed ABI was comprised of $120,216 from Vernon Davis’s NFL player contract and $27,581 from his endorsement contracts. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $1,161 and $16,143 respectively to Fantex Series Vernon Davis.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Vernon Davis brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the Vernon Davis brand contract generated attributed income of $11,539 and an attributed loss of $82,209, respectively .

On March 31, 2016, Vernon Davis signed a new, one-year NFL player contract with the Washington Redskins. The effect of this new contract was to decrease the fair value of the Vernon Davis brand contract by approximately $0.1 million. This decrease in the net present value (the “NPV”) of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Vernon Davis as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,900,000	$1,865,475	17.1%	23.5%	4.5%
NFL Contract	1,900,000	1,865,475	17.1	23.5	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$9,203,077	$6,084,974	82.9%	76.5%	14.6%
Projected Player Contracts	2,578,077	2,154,529	23.2	27.1	15.0
Projected Endorsements	1,125,000	1,041,669	10.1	13.1	10.0
Projected Post-Career	5,500,000	2,888,776	49.5	36.3	15.0
Total	$11,103,077	$7,950,449	100.0%	100.0%
Average					12.7%

The most significant assumptions in our determination of fair value for Vernon Davis’s brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that Vernon Davis would have an NFL career length of at least 12 years, through the 2017 NFL season;

•                  that he will enter into an additional one-year NFL player contract for at least $2.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources; and

•                  that he will earn $5.5 million in post-career brand income from 2018-2027.

Vernon Davis has completed his tenth NFL regular season. He has played his entire career with the San Francisco 49ers until being traded to the Denver Broncos in November 2015. On March 31, 2016 as a free agent, Vernon Davis signed a one-year NFL player contract with the Washington Redskins for the 2016 NFL season. Based on our valuation of Vernon Davis’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Vernon Davis will sign an additional one-year, $2.6 million NFL player contract prior to the 2017 NFL season. In determining that Vernon Davis would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are generally consistent with the compensation that he has had historically from these sources, we believe Vernon Davis can demonstrate success as a tight end in the NFL, and, therefore, we believe he is a good candidate to realize consistent levels of endorsement income.

The following table shows the change in fair value of the Vernon Davis brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 30, 2013 through June 30, 2016.

Vernon Davis Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$337,722	$(1,414,179)	$32,318	$25,648	$1,205,038	$186,547
Endorsements	4,778	(191,097)	1,153	5,961	179,205	—
Category B
NFL Contract	869,932	—	152,918	(1,644)	(1,021,206)	—
Endorsements	35,121	—	25,217	(23,617)	(36,721)	—
Category C
Projected Player Contracts	1,934,854	—	561,405	(2,045,522)	(235,284)	215,453
Projected Endorsements	678,954	—	71,512	(497,677)	(148,622)	104,167
Projected Post-Career	138,639	—	74,392	75,847	—	288,878
Total	$4,000,000	$(1,605,276)	$918,915	$(2,461,004)	$(57,590)	$795,045

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Vernon Davis and 5% to our platform common stock.

Other Items

During the year ended December 31, 2015, we exercised our co-investment right under the terms of the brand contract with Vernon Davis in connection with Vernon Davis’ purchase of Jamba Juice franchises. Vernon Davis was offered this opportunity in connection with an expanded endorsement relationship. We paid $110,800 for a 10% ownership interest in the franchises and per our attribution policy, will attribute 95% of the cash flows from this investment to Fantex Series Vernon Davis. During the three months ended June 30, 2016, we did not collect any amounts from this investment.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Vernon Davis’ brand contract as of June 30, 2016, we estimate that Vernon Davis will play in the NFL through the 2017 NFL season and that he will receive brand income for 2016 and 2017 from his NFL player contract and endorsement contracts of $3.0 million and $3.3 million, respectively. We also estimate Vernon Davis will receive $5.5 million in post-career brand income from 2018-2027.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel on July 21, 2014 raising approximately $5.24 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and six months ended June 30, 2016, we attributed $54,710 and $147,797 respectively of ABI to Fantex Series EJ Manuel Convertible Tracking Stock (the “Fantex Series EJ Manuel”). For the three months ended June 30, 2016, the attributed ABI was comprised of $926 from EJ Manuel’s NFL player contract and $2,958 from his endorsement contracts. For the six months ended June 30, 2016, the attributed ABI was comprised of $8,628 from EJ Manuel’s NFL player contract and $3,171 from his endorsement contracts. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $314 and $4,787 respectively to Fantex Series EJ Manuel. There were no significant changes with respect to EJ Manuel’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the EJ Manuel brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the EJ Manuel brand contract generated attributed income of $30,482 and $57,378, respectively.

The increase in the fair value of the EJ Manuel brand contract was driven primarily by an increase in the NPV of expected cash flows from this brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for EJ Manuel as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$1,616,632	$1,585,306	12.5%	15.9%	4.5%
NFL Contract	1,616,632	1,585,306	12.5	15.9	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$11,277,663	$8,397,504	87.5%	84.1%	15.6%
Projected Player Contracts	10,502,663	7,905,579	81.5	79.1	15.6
Projected Endorsements	525,000	405,366	4.2	4.1	15.6
Projected Post-Career	250,000	86,559	1.9	0.9	20.0
Total	$12,894,295	$9,982,810	100.0%	100.0%
Average					13.9%

The most significant assumptions in our determination of fair value for EJ Manuel’s brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that EJ Manuel would have an NFL career length of at least seven years, through the 2019 NFL season; and

•                  that during this time he would play out his existing NFL player contract and will enter into two additional NFL player contracts for at least $10.5 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

EJ Manuel has completed his third NFL regular season and has a current NFL player contract with the Buffalo Bills that expires following his fourth season in the NFL. Based on our valuation of EJ Manuel’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of seven years. We estimate EJ Manuel will sign a two-year, $7.4 million NFL player contract beginning with the 2017 NFL season and a one-year, $3.1 million NFL player contract prior to the 2019 NFL season. We believe that EJ Manuel will enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

The following table shows the change in fair value of the EJ Manuel brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 14, 2014 through June 30, 2016.

EJ Manuel Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$330,125	$(204,966)	$30,752	$3,594	$(974)	$158,531
Endorsements	7,391	(29,066)	981	5,348	15,346	—
Category B						—
NFL Contract	—	—	—	—	—	—
Endorsements	13,446	—	—	(12,548)	(898)	—
Category C						—
Projected Player Contracts	3,616,729	—	784,485	(3,610,655)	—	790,559
Projected Endorsements	985,417	—	187,662	(1,116,732)	(15,812)	40,535
Projected Post-Career	21,892	—	(6,119)	(7,117)	—	8,656
Total	$4,975,000	$(234,032)	$997,761	$(4,738,110)	$(2,338)	$998,281

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of EJ Manuel’s brand contract as of June 30, 2016, we estimate that EJ Manuel will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 from his NFL player contract and endorsement contracts of $1.7 million, $5.1 million, $2.6 million and $3.3 million, respectively. We also estimate EJ Manuel will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Mohamed Sanu

Initial Public Offering

We completed the initial public offering of the Fantex Series Mohamed Sanu on November 3, 2014 raising approximately $1.64 million from the sale of 164,300 shares. On November 3, 2014, we paid Mohamed Sanu $1.56 million to complete our purchase of the Mohamed Sanu brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and six months ended June 30, 2016, we attributed $1,900 and $495,449 respectively of ABI to Fantex Series Mohamed Sanu Convertible Tracking Stock (the “Fantex Series Mohamed Sanu”). For the three months ended June 30, 2016, the attributed ABI was comprised of $ 0  from Mohamed Sanu’s NFL player contract and $1,900 from his endorsement contracts. For the six months ended June 30, 2016, the attributed ABI was comprised of $493,549 from Mohamed Sanu’s NFL player contract and $ 0 from his endorsement contracts. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $53,097 and $56,191 respectively to Fantex Series Mohamed Sanu. On March 10, 2016, Mohamed Sanu signed a new, five-year NFL player contract which is discussed below.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Mohamed Sanu brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the Mohamed Sanu brand contract generated attributed income of $38,039 and $471,835, respectively.

On March 10, 2016, as a free agent, Mohamed Sanu signed a new, five-year NFL player contract with the Atlanta Falcons. During the three and six months ended June 30, 2016, the decrease in fair value of Mohamed Sanu’s brand contract from the new player contract was approximately $0.1 million after recording the effects of the receivable and gain from the ABI associated with the $5.0 million portion of the $7.0 million signing bonus. This decrease in the NPV of expected cash flows from this brand contract was partially offset by the passage of time which brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Mohamed Sanu as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$9,000,000	$8,545,985	42.0%	49.5%	4.5%
NFL Contract	9,000,000	8,545,985	42.0	49.5	4.5
Endorsements	—	—	—	—	—
Category B	$12,000,000	$8,485,208	56.0%	49.2%	15.0%
NFL Contract	12,000,000	8,485,208	56.0	49.2	15.0
Endorsements	—	—	—	—	—
Category C	$437,500	$221,699	2.0%	1.3%	17.3%
Projected Player Contracts	—	—	—	—	—
Projected Endorsements	187,500	135,122	0.9	0.8	15.6
Projected Post-Career	250,000	86,577	1.1	0.5	20.0
Total	$21,437,500	$17,252,892	100.0%	100.0%
Average					9.8%

The most significant assumptions in our determination of fair value for Mohamed Sanu’s brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that Mohamed Sanu would have an NFL career length of at least eight years, through the 2019 NFL season.

Mohamed Sanu has completed his fourth NFL regular season. He has played his entire career with the Cincinnati Bengals. On March 10, 2016 as a free agent, Mohamed Sanu signed a five-year contract with the Atlanta Falcons. Based on our valuation of Mohamed Sanu’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of eight years. In determining that Mohamed Sanu would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Mohamed Sanu can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Mohamed Sanu currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Mohamed Sanu brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of May 14, 2014 through June 30, 2016.

Mohamed Sanu Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$56,459	$(746,754)	$26,972	$524,781	$993,140	854,598
Endorsements	—	(1,358)	—	(902)	2,260	—
Category B
NFL Contract	56,198	—	41,796	78,721	671,806	848,521
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	1,423,885	—	572,733	(331,571)	(1,665,047)	—
Projected Endorsements	19,845	—	7,360	(9,534)	(4,159)	13,512
Projected Post-Career	3,613	—	2,590	2,455	—	8,658
Total	$1,560,000	$(748,112)	$651,451	$263,950	$(2,000)	$1,725,289

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Mohamed Sanu and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Mohamed Sanu’s brand contract as of June 30, 2016, we estimate that Mohamed Sanu will play in the NFL through the 2019 NFL season and that he will receive brand income for 2016 through 2019 from his NFL player contract and endorsement contracts of $1.0 million, $8.1 million, $6.1 million and $6.0 million, respectively. We also estimate Mohamed Sanu will receive $0.3 million in post-career brand income from 2020-2024.

Fantex Series Alshon Jeffery

Initial Public Offering

We completed the initial public offering of the Fantex Series Alshon Jeffery on March 19, 2015 raising approximately $8.36 million from the sale of 835,800 shares. On March 19, 2015, we paid Alshon Jeffery $7.94 million to complete our purchase of the Alshon Jeffery brand contract.

Attributed Acquired Brand Income and Expenses

During the three months and six months ended June 30, 2016, we attributed $3,144 and $20,991, respectively of ABI to Fantex Series Alshon Jeffery Convertible Tracking Stock (the “Fantex Series Alshon Jeffery”). For the three months ended June 30, 2016, this was comprised of $ 0 from Alshon Jeffery’s NFL player contract and $3,144 from his endorsement contracts. For the six months ended June 30, 2016, this was comprised of $11,824 from Alshon Jeffery’s NFL player contract and $9,168 from his endorsement contracts. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $1,196 and $14,022, respectively to Fantex Series Alshon Jeffery. During the current quarter, it was determined that Alshon Jeffery will play under the franchise tag for the 2016 NFL season. The impact of this change is detailed below.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Alshon Jeffery brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the Alshon Jeffery brand contract generated attributed income of $1,037,899 and $1,315,504, respectively. Alshon Jeffery was unable to negotiate a long-term contract for the 2016 NFL season and will play under the franchise tag for a guaranteed $14,599,000. This was a change in the cash flow amounts, cash flow timing and discount rates assumptions from the prior quarter and as such, this increased fair value of his brand contract by $0.8 million for the three and six months ended June 30, 2016.

The remaining increase in the fair value of the Alshon Jeffery brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above of Category A, Category B and Category C brand income for Alshon Jeffery as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$14,599,000	$14,316,108	13.3%	20.3%	4.5%
NFL Contract	14,599,000	14,316,108	13.3	20.3	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$94,926,990	$56,087,322	86.7%	79.7%	16.5%
Projected Player Contracts	91,376,990	53,961,605	83.3	76.6	16.5
Projected Endorsements	3,300,000	2,084,522	3.0	3.0	15.5
Projected Post-Career	250,000	41,195	0.2	0.1	20.0
Total	$109,525,990	$70,403,429	100.0%	100.0%
Average					14.1%

The most significant assumptions in our determination of fair value for Alshon Jeffery brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that Alshon Jeffery would have an NFL career length of at least 12 years through the 2023 NFL season; and;

•                  that he will enter into additional multi-year NFL player contracts for at least $91.3 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Alshon Jeffery has completed his fourth NFL regular season and his existing NFL player contract with the Chicago Bears expired on February 29, 2016. On February 26, 2016, the Chicago Bears placed a non-exclusive franchise player tag on Alshon Jeffery which prevents him from becoming an unrestricted free agent for the 2016 NFL season and will pay him a guaranteed salary for the 2016 NFL season of $14.6 million. Based on our valuation of Alshon Jeffery’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of 12 years. We estimate Alshon Jeffery will sign a five-year, $72.8 million NFL player contract prior to the 2017 NFL season and a two-year, $18.6 million NFL player contract prior to the 2022 NFL season. In determining that Alshon Jeffery would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Alshon Jeffery can demonstrate consistent success as a wide receiver in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income.

The following table shows the change in fair value of the Alshon Jeffery brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of September 7, 2014 through June 30, 2016.

Alshon Jeffery Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$93,729	$(246,692)	$13,019	$26,566	$1,974,472	$1,861,094
Endorsements	2,488	(56,646)	—	112	54,046	—
Category B		—	—	—	—
NFL Contract	—	—	—	—	—	—
Endorsements	18,616	—	4,690	—	(23,306)	—
Category C		—	—	—	—
Projected Player Contracts	7,582,563	—	2,430,242	(1,010,711)	(1,987,085)	7,015,009
Projected Endorsements	238,837	(6,341)	98,276	(38,347)	(21,437)	270,988
Projected Post-Career	3,767	—	3,031	(1,443)	—	5,355
Total	$7,940,000	$(309,679)	$2,549,258	$(1,023,823)	$(3,310)	$9,152,446

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Alshon Jeffery and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Alshon Jeffery’s brand contract as of June 30, 2016, we estimate that Alshon Jeffery will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 from his NFL player contract and endorsement contracts of $14.8 million, $21.2 million, $12.2 million, $13.6 million, $13.7 million, $14.7 million, $12.8 million and $6.3 million, respectively. We also estimate Alshon Jeffery will receive $0.3 million in post-career brand income from 2024-2028.

Fantex Series Michael Brockers

We completed the initial public offering of the Fantex Series Michael Brockers on May 29, 2015 raising approximately $3.62 million from the sale of 362,200 shares. On June 2, 2015, we paid Michael Brockers $3.44 million to complete our purchase of the Michael Brockers brand contract.

Attributed Acquired Brand Income and Expenses

During the three and six months ended June 30, 2016, we attributed $25 and $15,877 of ABI to Fantex Series Michael Brockers Convertible Tracking Stock (the “Fantex Series Michael Brockers”). During the three months ended June 30, 2016, $25 was from Michael Brockers’ NFL player contract. During the six months ended June 30, 2016, $15,877 was from Michael Brockers’ NFL contract. There was no attributed ABI from his endorsements contracts in either period. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $828 and $3,851, respectively to Fantex Series Michael Brockers. There were no significant changes with respect to Michael Brockers’ existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Michael Brockers brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the Michael Brockers brand contract generated attributed income of $105,039 and $213,128, respectively.

The increase in the fair value of the Michael Brockers brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Michael Brockers as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$6,146,000	$5,891,198	11.6%	17.6%	4.5%
NFL Contract	6,146,000	5,891,198	11.6	17.6	4.5
Endorsements	—	—	—	—	—
Category B	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category C	$46,741,920	$27,568,122	88.4%	82.4%	15.6%
Projected Player Contracts	46,216,920	27,319,969	87.5	81.7	15.6
Projected Endorsements	375,000	188,060	0.7	0.6	15.3
Projected Post-Career	150,000	60,093	0.3	0.2	20.0
Total	$52,887,920	$33,459,320	100.0%	100.0%
Average					13.6%

The most significant assumptions in our determination of fair value for Michael Brockers’s brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that Michael Brockers would have an NFL career length of at least ten years through the 2021 NFL season; and

•                  that Michael Brockers will play under the Fifth-Year Team Option for approximately $6.1 million and he will enter into an additional multi-year NFL player contract for approximately $40.1 million prior to the 2017 NFL season and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources.

Michael Brockers has completed the NFL regular season of the final year of a four-year player contract signed with the St. Louis Rams, however, the Rams have exercised their Fifth-Year Team Option for the 2016 NFL season. We estimated that Michael Brockers would enter into a second NFL player contract prior to the 2017 season, his sixth NFL season. Based on our valuation of Michael Brockers’ brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. Michael Brockers will play under the Fifth-Year Team Option guaranteed contract worth $6.1 million and then sign a five-year, $40.1 million NFL player contract prior to the 2017 NFL season. In determining that Michael Brockers would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Michael Brockers can demonstrate consistent success as a defensive tackle in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Michael Brockers currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Michael Brockers brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of October 15, 2014 through June 30, 2016.

Michael Brockers Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$235,122	$(260,217)	$29,258	$9,664	$575,293	$589,120
Endorsements	—	(1,646)	—	115	1,531	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	3,178,508	—	1,088,313	(959,531)	(575,293)	2,731,997
Projected Endorsements	23,955	—	8,909	(9,725)	(4,333)	18,806
Projected Post-Career	2,415	—	1,584	(792)	2,802	6,009
Total	$3,440,000	$(261,863)	$1,128,064	$(960,269)	$—	$3,345,932

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Michael Brockers and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Michael Brockers’ brand contract as of June 30, 2016, we estimate that Michael Brockers will play in the NFL through the 2021 NFL season and that he will receive brand income for 2016 through 2021 from his NFL player contract and endorsement contracts of $6.2 million, $13.8 million, $7.6 million, $5.0 million, $6.6 million and $7.3 million, respectively. We also estimate Michael Brockers will receive $0.3 million in post-career brand income from 2022-2026.

Fantex Series Jack Mewhort

Initial Public Offering

We completed the initial public offering of the Fantex Series Jack Mewhort on July 14, 2015 raising approximately $2.68 million from the sale of 268,100 shares. On July 15, 2015, we paid Jack Mewhort $2.52 million to complete our purchase of the Jack Mewhort brand contract.

Attributed Acquired Brand Income and Expenses

During the three and six months ended June 30, 2016, we attributed $ 0 and $22,668, respectively of ABI to Fantex Series Jack Mewhort Convertible Tracking Stock (the “Fantex Series Jack Mewhort”). For the six months ended June 30, 2016, this was comprised of $22,430 from Jack Mewhort’s NFL player contract and $238 from his endorsement contracts. During the three and six months ended June 30, 2016, we attributed expenses for management fees and direct costs of $2,136 and $3,348 to Fantex Series Jack Mewhort. There were no significant changes with respect to Jack Mewhort’s existing brand income contracts and no new material brand income contracts were signed during the quarter.

Estimated Fair Value and Change in Fair Value of Brand Contract

We account for the Jack Mewhort brand contract at estimated fair market value, as more fully described in the Notes to Condensed Financial Statements in this Form 10-Q. For the three and six months ended June 30, 2016, the Jack Mewhort brand contract generated attributed income of $110,738 and $236,917.

The increase in the fair value of the Jack Mewhort brand contract was driven primarily by an increase in the NPV of expected cash flows from the brand contract. The NPV of estimated future cash receipts increased due mainly to the passage of time and not as a result of any significant changes in our estimates in the amount or timing of cash to be received under this brand contract. The passage of time brought these future cash flows closer to the present. As these future cash flows are closer to the present they are subject to a shorter period of time for discounting which results in an increase in the present value of these cash flows. As long as other items affecting NPV (e.g. timing of cash receipts, discount rates, etc.) do not change significantly, this would result in an increase in the present value of these cash flows.

The following table shows our estimates as of June 30, 2016, based on the quantitative and qualitative factors described above, of Category A, Category B and Category C brand income for Jack Mewhort as a percentage of our estimate of aggregate lifetime brand income, on a gross basis before we applied any discount rates, and on a net basis after we applied our discount rates, as well as the discount rates that we applied to each of these categories in our estimate of brand value:

	Estimated Lifetime Brand		% of Estimated Total
	Income		Lifetime Brand Income
		Net amount,		Net amount,
	Gross amount,	after	Gross amount,	after	Weighted-
	before	applying	before	applying	average
	applying	discount	applying	discount	discount
	discount rate	rate	discount rate	rate	rate
Category A	$—	$—	—%	—%	—%
NFL Contract	—	—	—	—	—
Endorsements	—	—	—	—	—
Category B	$1,652,228	$1,521,112	2.8%	4.6%	7.4%
NFL Contract	1,652,228	1,521,112	2.8	4.6	7.4
Endorsements	—	—	—	—	—
Category C	$57,197,344	$31,662,404	97.2%	95.4%	16.0%
Projected Player Contracts	56,572,344	31,400,886	96.1	94.6	16.0
Projected Endorsements	375,000	220,873	0.6	0.7	16.4
Projected Post-Career	250,000	40,645	0.4	0.1	20.0
Total	$58,849,572	$33,183,516	100.0%	100.0%
Average					15.6%

The most significant assumptions in our determination of fair value for Jack Mewhort’s brand contract as of June 30, 2016 are:

•                  discount rates for each of Category A, Category B and Category C as set forth above;

•                  that Jack Mewhort would have an NFL career length of at least ten years through the 2023 NFL season; and

•                  that during this time he would play out his existing NFL player contract and will enter into an additional six-year NFL player contract for at least $56.6 million in total and that he will be able over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources.

Jack Mewhort has completed his second NFL regular season and has a current NFL player contract with the Indianapolis Colts that expires following his fourth season in the NFL. Based on our valuation of Jack Mewhort’s brand contract using the statistical data through the 2015 NFL season, we estimate that he will have a career length of ten years. We estimate Jack Mewhort will sign a six-year, $56.6 million NFL player contract prior to the 2018 NFL season. In determining that Jack Mewhort would enter into and maintain endorsement contracts (or earn other brand income) that compensate him in amounts that exceed the compensation that he has had historically from these sources, we believe Jack Mewhort can demonstrate consistent success as an offensive lineman in the NFL and, therefore, we believe he is a good candidate to realize a higher level of endorsement income. However, Jack Mewhort currently has no endorsement arrangements that are individually or in the aggregate significant to estimated current or future ABI.

The following table shows the change in fair value of the Jack Mewhort brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in MD&A “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-Q from the brand contract inception date of February 15, 2015 through June 30, 2016.

Jack Mewhort Brand Contract(1)	Inception	Payments on Brand Contract	Increase in Present Value	Gain (Loss)	Transfers / Reclassifications	Balance June 30, 2016
Category A
NFL Contract	$55,736	$(80,006)	$2,432	$20,261	$1,577	$—
Endorsements	—	—	—	(1,000)	1,000	—
Category B
NFL Contract	136,381	—	15,550	180	—	152,111
Endorsements	—	—	—	—	—	—
Category C
Projected Player Contracts	2,296,791	—	589,008	254,290	—	3,140,089
Projected Endorsements	28,194	—	5,918	(9,448)	(2,577)	22,087
Projected Post-Career	2,898	—	1,167	—	—	4,065
Total	$2,520,000	$(80,006)	$614,075	$264,283	$—	$3,318,352

(1)         In accordance with Management and Attribution Policies, 95% is attributed to Fantex Series Jack Mewhort and 5% to our platform common stock.

Estimated Remaining Lifetime Brand Income

In our estimate of the fair value of Jack Mewhort’s brand contract as of June 30, 2016, we estimate that Jack Mewhort will play in the NFL through the 2023 NFL season and that he will receive brand income for 2016 through 2023 from his NFL player contract and endorsement contracts of $0.8 million, $1.0 million, $16.9 million, $9.0 million, $7.0 million, $8.0 million, $8.2 million and $7.8 million, respectively. We also estimate Jack Mewhort will receive $0.3 million in post-career brand income from 2024-2028.